FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Ameriquest Mortgage Securities Inc.	0001102913
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form 8-K, February 11, 2005, Series 2005-R1	333-121781

Name of Person Filing the Document
(If Other than the Registrant)


05004807

RECD S.E.C.
FEB 1 5 2005
1086

PROCESSED
FEB 1 8 2005
THOMSON
FINANCIAL

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 11, 2005

AMERIQUEST MORTGAGE SECURITIES INC.

By ______________________
Name: JOHN P. GRAZER
Title: EVP

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.


AMERIQUEST
MORTGAGE COMPANY

PART IV: COLLATERAL STATISTICS

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Summary

Statistics given below are for the Mortgage Loans in the pool as of the Cut-off Date. Balances and percentages are based on the Cut-off Date scheduled balances of such Mortgage Loans (except in the case of Debt-to-Income and FICO, which are determined at origination).

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:		8,574	
Aggregate Current Principal Balance:		$1,500,000,497.38	
Average Current Principal Balance:		$174,947.57	$18,760.96 - $979,172.62
Aggregate Original Principal Balance:		$1,502,227,705.00	
Average Original Principal Balance:		$175,207.34	$60,000.00 - $980,000.00
Fully Amortizing Mortgage Loans:		100.00%	
1st Lien:		100.00%	
Wtd. Avg. MORTGAGE Rates:		7.646%	5.500% - 12.950%
Wtd. Avg. Original Term to Maturity (months):		354	120 – 360
Wtd. Avg. Remaining Term to Maturity (months):		353	115 – 360
Margin (ARM Loans Only):		5.821%	3.000% - 6.750%
Maximum Mortgage Rate (ARM Loans Only):		13.799%	11.500% - 18.950%
Minimum Mortgage Rate (ARM Loans Only):		7.799%	5.500% - 12.950%
Wtd. Avg. Original LTV:		78.89%	8.42% - 95.00%
Wtd. Avg. Borrower FICO:		618	500 – 812
Geographic Distribution (Top 5):	CA:	18.31%	
	FL:	9.53%	
	NY:	9.19%	
	MA:	4.99%	
	MD:	4.81%	

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.



DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Type

COLLATERAL TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2 Yr/6 Mo Libor	6,961	$1,220,449,885.24	81.36	356	41.80	7.799	603	79.78
Fixed	1,613	279,550,612.14	18.64	338	39.35	6.978	684	75.04
Total:	**8,574**	**$1,500,000,497.38**	**100.00**	**353**	**41.34**	**7.646**	**618**	**78.89**

Principal Balances at Origination

RANGE OF PRINCIPAL BALANCES AT ORIGINATION ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF ORIGINATION	% OF PRINCIPAL BALANCE AS OF ORIGINATION	REMAINING TERM TO MATURITY (months)*	DEBT-TO-INCOME (%)*	MORTGAGE RATES (%)*	FICO*	OLTV (%)*
50,000.01 - 100,000.00	2,775	$214,244,630.00	14.26	344	39.44	8.626	592	74.71
100,000.01 - 150,000.00	2,119	261,043,230.00	17.38	350	40.86	8.015	604	79.18
150,000.01 - 200,000.00	1,203	208,616,331.00	13.89	352	41.23	7.639	613	79.50
200,000.01 - 250,000.00	759	168,834,205.00	11.24	354	42.07	7.515	618	78.94
250,000.01 - 300,000.00	558	153,233,226.00	10.20	355	41.91	7.300	627	78.78
300,000.01 - 350,000.00	360	116,421,569.00	7.75	355	42.39	7.316	626	80.48
350,000.01 - 400,000.00	244	91,588,048.00	6.10	357	43.11	7.285	627	81.20
400,000.01 - 450,000.00	179	75,994,048.00	5.06	357	43.51	7.231	630	81.78
450,000.01 - 500,000.00	125	59,786,821.00	3.98	355	41.97	7.220	633	80.91
500,000.01 - 550,000.00	70	36,874,180.00	2.45	357	42.87	6.861	655	80.59
550,000.01 - 600,000.00	91	52,797,732.00	3.51	356	39.46	7.048	654	80.52
600,000.01 - 650,000.00	26	16,399,300.00	1.09	358	42.28	7.068	658	78.74
650,000.01 - 700,000.00	35	23,722,849.00	1.58	358	39.54	7.112	650	74.56
700,000.01 - 750,000.00	26	19,192,536.00	1.28	359	37.65	6.884	647	75.48
750,000.01+	4	3,479,000.00	0.23	358	41.12	6.479	687	76.12
Total:	**8,574**	**$1,502,227,705.00**	**100.00**	**352**	**41.34**	**7.646**	**618**	**78.89**

*Based on the original balances of the Mortgage Loans.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.



DESCRIPTION OF THE TOTAL COLLATERAL

Principal Balance as of the Cut-Off Date

RANGE OF PRINCIPAL BALANCES AS OF THE CUT-OFF DATE ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
0.01 - 50,000.00	2	$46,361.25	0.00	355	41.57	8.770	605	40.00
50,000.01 - 100,000.00	2,776	214,117,219.02	14.27	344	39.42	8.625	592	74.72
100,000.01 - 150,000.00	2,119	260,825,106.01	17.39	350	40.87	8.014	604	79.20
150,000.01 - 200,000.00	1,202	208,238,258.21	13.88	352	41.25	7.646	613	79.46
200,000.01 - 250,000.00	760	168,945,833.91	11.26	354	42.05	7.503	618	78.90
250,000.01 - 300,000.00	556	152,567,304.08	10.17	355	41.92	7.305	627	78.88
300,000.01 - 350,000.00	361	116,648,719.20	7.78	355	42.41	7.319	626	80.52
350,000.01 - 400,000.00	245	91,959,801.61	6.13	357	43.12	7.274	627	81.22
400,000.01 - 450,000.00	176	74,677,420.63	4.98	357	43.48	7.244	630	81.68
450,000.01 - 500,000.00	125	59,699,755.56	3.98	355	41.97	7.221	633	80.91
500,000.01 - 550,000.00	70	36,828,616.61	2.46	357	42.87	6.861	655	80.58
550,000.01 - 600,000.00	91	52,732,949.85	3.52	356	39.47	7.048	654	80.52
600,000.01 - 650,000.00	27	17,026,518.62	1.14	358	42.77	7.056	659	78.97
650,000.01 - 700,000.00	34	23,043,720.76	1.54	358	39.11	7.122	650	74.26
700,000.01 - 750,000.00	26	19,169,417.90	1.28	359	37.65	6.884	647	75.48
750,000.01+	4	3,473,494.16	0.23	358	41.12	6.480	687	76.12
Total:	**8,574**	**$1,500,000,497.38**	**100.00**	**353**	**41.34**	**7.646**	**618**	**78.89**

Remaining Term to Maturity

RANGE OF MONTHS REMAINING	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
61 - 120	27	$2,537,451.60	0.17	118	37.59	7.641	663	64.06
121 - 180	205	23,044,093.13	1.54	178	37.46	7.605	639	72.04
181 - 240	233	29,904,015.44	1.99	238	39.25	7.350	652	76.15
241 - 300	36	5,696,812.47	0.38	298	39.00	7.010	683	71.04
301 - 360	8,073	1,438,818,124.74	95.92	358	41.46	7.656	617	79.12
Total:	**8,574**	**$1,500,000,497.38**	**100.00**	**353**	**41.34**	**7.646**	**618**	**78.89**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

DESCRIPTION OF THE TOTAL COLLATERAL

Mortgage Rate

RANGE OF CURRENT MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
5.500 - 5.999	409	$109,174,347.29	7.28	350	39.17	5.831	708	74.03
6.000 - 6.499	800	195,386,251.15	13.03	352	39.92	6.263	675	78.90
6.500 - 6.999	1,459	316,419,572.15	21.09	352	41.03	6.758	645	80.85
7.000 - 7.499	850	157,326,501.53	10.49	353	40.97	7.250	624	80.32
7.500 - 7.999	1,403	236,881,465.09	15.79	353	41.88	7.753	602	79.78
8.000 - 8.499	639	91,508,700.02	6.10	354	41.09	8.248	578	77.91
8.500 - 8.999	1,125	160,658,583.43	10.71	354	42.47	8.763	569	78.10
9.000 - 9.499	438	60,413,506.39	4.03	353	42.52	9.244	558	77.81
9.500 - 9.999	710	87,492,936.98	5.83	354	43.03	9.762	557	77.70
10.000 - 10.499	261	28,619,992.42	1.91	354	42.88	10.263	550	77.19
10.500 - 10.999	283	33,801,977.94	2.25	354	42.99	10.730	549	76.84
11.000 - 11.499	75	7,845,561.93	0.52	351	43.47	11.252	543	77.23
11.500 - 11.999	75	8,614,756.78	0.57	341	44.25	11.775	540	77.83
12.000 - 12.499	32	3,872,246.27	0.26	356	45.03	12.236	546	79.48
12.500 - 12.999	15	1,984,098.01	0.13	358	46.79	12.632	534	79.34
Total:	**8,574**	**$1,500,000,497.38**	**100.00**	**353**	**41.34**	**7.646**	**618**	**78.89**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.



DESCRIPTION OF THE TOTAL COLLATERAL

Original Loan-to-Value Ratios

RANGE OF ORIGINAL LOAN-TO-VALUE RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
0.01 - 25.00	54	$4,896,671.16	0.33	331	37.32	7.475	636	19.53
25.01 - 30.00	24	3,280,448.46	0.22	341	37.89	7.152	657	28.08
30.01 - 35.00	50	5,742,520.41	0.38	345	38.14	7.415	634	32.57
35.01 - 40.00	70	8,788,316.31	0.59	337	37.08	7.534	641	37.83
40.01 - 45.00	64	9,497,082.70	0.63	345	43.21	7.671	610	42.47
45.01 - 50.00	121	18,425,790.68	1.23	340	39.61	7.606	601	47.59
50.01 - 55.00	170	27,759,612.92	1.85	347	37.73	7.436	613	52.98
55.01 - 60.00	343	51,846,747.08	3.46	352	40.63	8.089	588	58.46
60.01 - 65.00	376	60,062,719.60	4.00	349	39.98	7.641	607	63.15
65.01 - 70.00	470	75,073,538.33	5.00	350	40.56	7.548	606	68.08
70.01 - 75.00	1,314	203,214,962.30	13.55	354	41.83	8.122	582	73.84
75.01 - 80.00	1,446	255,047,676.96	17.00	350	41.25	7.370	627	78.77
80.01 - 85.00	1,519	287,449,860.69	19.16	354	41.89	7.869	611	83.97
85.01 - 90.00	2,434	469,552,640.14	31.30	355	41.64	7.460	637	89.23
90.01 - 95.00	119	19,361,909.64	1.29	352	41.42	7.293	707	94.01
Total:	**8,574**	**$1,500,000,497.38**	**100.00**	**353**	**41.34**	**7.646**	**618**	**78.89**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.



DESCRIPTION OF THE TOTAL COLLATERAL

FICO Score at Origination

RANGE OF FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
500 - 519	615	$79,211,217.25	5.28	356	44.03	9.214	509	68.03
520 - 539	969	138,874,991.61	9.26	354	44.06	9.219	528	74.22
540 - 559	1,041	158,433,003.41	10.56	354	42.18	8.465	551	78.52
560 - 579	862	139,131,365.77	9.28	355	41.95	8.142	569	78.78
580 - 599	609	94,369,271.86	6.29	353	40.54	8.139	589	79.34
600 - 619	762	127,960,113.88	8.53	354	40.50	7.604	609	80.08
620 - 639	859	166,948,734.72	11.13	354	40.80	7.365	629	81.66
640 - 659	806	164,794,506.79	10.99	352	40.69	7.097	649	82.42
660 - 679	705	145,018,910.60	9.67	351	41.27	6.773	669	81.31
680 - 699	495	102,736,648.74	6.85	350	40.35	6.775	688	80.72
700 - 719	301	64,064,636.60	4.27	347	40.65	6.535	709	81.26
720 - 739	249	52,301,546.69	3.49	344	38.54	6.467	728	79.25
740 - 759	161	35,691,828.08	2.38	347	39.55	6.226	750	74.29
760 - 779	82	17,521,126.19	1.17	349	41.13	6.204	769	74.82
780 - 799	48	10,693,603.20	0.71	346	37.61	6.104	789	69.83
800 - 819	10	2,248,991.99	0.15	359	34.49	6.019	806	66.96
Total:	**8,574**	**$1,500,000,497.38**	**100.00**	**353**	**41.34**	**7.646**	**618**	**78.89**

Debt-to-Income Ratio

RANGE OF DEBT-TO-INCOME RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
0.00 - 25.00	794	$123,478,075.21	8.23	349	18.59	7.467	628	76.21
25.01 - 30.00	578	94,396,547.13	6.29	349	28.18	7.455	632	77.77
30.01 - 35.00	925	148,061,712.29	9.87	351	33.04	7.583	620	77.96
35.01 - 40.00	1,164	193,680,928.88	12.91	352	38.15	7.548	624	78.79
40.01 - 45.00	1,535	273,951,376.72	18.26	353	43.20	7.567	620	79.44
45.01 - 50.00	2,759	519,630,256.12	34.64	354	48.34	7.565	623	80.39
50.01 - 55.00	819	146,801,601.03	9.79	354	53.27	8.549	571	76.63
Total:	**8,574**	**$1,500,000,497.38**	**100.00**	**353**	**41.34**	**7.646**	**618**	**78.89**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.


AMERIQUEST
MORTGAGE COMPANY

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
California	973	$274,676,139.59	18.31	354	41.76	6.989	641	75.86
Florida	928	142,990,135.21	9.53	352	40.85	7.645	611	79.37
New York	523	137,845,656.67	9.19	355	42.81	7.826	616	75.26
Massachusetts	281	74,783,912.84	4.99	354	40.75	6.835	629	77.66
Maryland	377	72,192,126.49	4.81	355	41.55	7.673	606	79.91
New Jersey	309	68,055,107.66	4.54	357	43.25	8.171	602	76.33
Texas	618	65,783,303.77	4.39	339	40.25	8.273	597	77.09
Illinois	325	52,152,041.83	3.48	353	43.14	8.481	606	80.55
Georgia	362	49,616,309.37	3.31	351	41.26	8.770	595	82.32
Michigan	345	45,380,059.83	3.03	355	41.82	7.791	608	81.64
Washington	211	42,278,375.60	2.82	354	41.47	7.190	636	81.14
Pennsylvania	281	41,056,797.18	2.74	346	40.48	7.499	618	80.22
Ohio	305	36,015,201.37	2.40	354	40.25	7.952	600	82.78
Minnesota	186	35,609,357.80	2.37	357	40.79	7.366	640	81.83
Wisconsin	242	35,251,193.13	2.35	353	42.25	8.180	604	81.26
Arizona	181	25,881,041.65	1.73	353	40.97	7.474	623	82.12
Colorado	104	22,149,756.25	1.48	358	42.30	7.341	642	82.64
Connecticut	105	21,397,349.02	1.43	354	42.53	7.313	627	78.96
Indiana	167	21,312,551.31	1.42	342	38.82	7.607	622	83.60
North Carolina	149	19,128,852.53	1.28	353	39.88	8.824	588	80.33
Alabama	166	18,264,741.82	1.22	331	37.42	8.080	624	83.05
Missouri	152	18,075,472.27	1.21	348	40.50	7.664	612	82.67
Tennessee	169	17,384,812.03	1.16	344	41.44	8.140	603	82.77
Rhode Island	83	16,959,160.16	1.13	354	41.70	7.380	616	77.54
Nevada	75	16,947,938.32	1.13	355	43.66	7.387	609	79.14
New Hampshire	85	16,262,152.67	1.08	352	38.22	7.476	627	79.20
Hawaii	37	11,273,710.22	0.75	355	39.06	6.725	649	76.25
Louisiana	99	10,857,569.07	0.72	352	40.87	8.584	579	79.55
Maine	76	10,421,646.68	0.69	356	40.69	7.779	603	77.73
Oregon	49	9,310,999.61	0.62	355	38.55	6.918	661	82.35
Mississippi	93	9,096,448.97	0.61	350	39.89	8.463	586	82.30
Oklahoma	78	8,540,816.60	0.57	351	41.37	8.133	602	83.58
Utah	48	8,319,516.76	0.55	359	40.24	7.178	626	84.70
Kansas	63	6,830,476.00	0.46	355	39.48	8.374	608	84.88
South Carolina	51	6,014,647.39	0.40	349	37.93	8.674	588	79.43
Arkansas	52	5,506,699.62	0.37	350	38.58	8.542	595	79.13
Iowa	49	5,280,581.11	0.35	349	39.66	8.299	603	83.42
Nebraska	43	4,013,814.60	0.27	356	42.12	8.458	607	85.59
Kentucky	34	3,626,592.24	0.24	332	40.36	7.668	627	81.73
Delaware	24	3,050,475.59	0.20	352	41.29	7.747	628	79.29
Alaska	14	2,451,709.09	0.16	347	40.71	8.258	607	80.20
Wyoming	15	1,943,266.64	0.13	359	30.61	8.330	633	71.14
Montana	8	1,496,967.26	0.10	358	38.08	7.059	631	84.08
Vermont	11	1,435,316.45	0.10	359	34.54	7.850	626	78.50
South Dakota	11	1,339,184.16	0.09	359	28.87	8.411	598	79.08
Idaho	9	999,217.07	0.07	338	41.73	7.690	595	83.91
North Dakota	8	741,295.88	0.05	318	45.62	8.181	586	83.26
Total:	**8,574**	**$1,500,000,497.38**	**100.00**	**353**	**41.34**	**7.646**	**618**	**78.89**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

DESCRIPTION OF THE TOTAL COLLATERAL

Occupancy Status

OCCUPANCY STATUS*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Owner Occupied	8,072	$1,420,153,124.02	94.68	352	41.48	7.636	616	78.88
Non-Owner Occupied	380	56,889,754.61	3.79	352	37.69	7.768	653	78.43
Second Home	122	22,957,618.75	1.53	357	41.60	7.965	636	81.19
Total:	**8,574**	**$1,500,000,497.38**	**100.00**	**353**	**41.34**	**7.646**	**618**	**78.89**

*Based on mortgagor representation at origination.

Documentation Type

INCOME DOCUMENTATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Full Doc	6,405	$1,111,888,650.31	74.13	352	41.29	7.486	620	79.19
Limited Doc	1,208	216,752,946.50	14.45	353	41.09	7.867	607	80.01
Stated Doc	961	171,358,900.57	11.42	353	42.00	8.406	620	75.53
Total:	**8,574**	**$1,500,000,497.38**	**100.00**	**353**	**41.34**	**7.646**	**618**	**78.89**

Loan Purpose

PURPOSE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Refinance-Debt Consolidation Cash Out**	7,967	$1,400,898,311.45	93.39	353	41.36	7.656	617	78.83
Refinance-Debt Consolidation No Cash Out***	582	92,822,514.73	6.19	351	41.32	7.509	633	79.50
Purchase	25	6,279,671.20	0.42	351	37.63	7.509	652	85.06
Total:	**8,574**	**$1,500,000,497.38**	**100.00**	**353**	**41.34**	**7.646**	**618**	**78.89**

** *Cash proceeds to the borrower inclusive of debt consolidation payments exceed 2% or $2,000 of the original principal balance of the related loan.* Also includes all home equity loans originated in Texas with any cash proceeds.
*** Cash proceeds to the borrower inclusive of debt consolidation payments do not exceed 2% or $2,000 of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.



DESCRIPTION OF THE TOTAL COLLATERAL

Credit Grade

RISK CATEGORY	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2A	1,590	$264,361,302.52	17.62	354	41.31	7.838	578	80.56
3A	655	113,115,457.93	7.54	354	40.50	7.494	613	80.48
4A	763	148,691,912.53	9.91	354	40.74	7.299	631	82.15
5A	740	153,596,688.55	10.24	352	40.73	7.034	649	82.63
6A	676	138,709,740.75	9.25	351	41.20	6.748	669	81.44
7A	637	131,348,057.88	8.76	349	40.32	6.692	692	81.08
8A	681	147,869,431.38	9.86	346	39.41	6.341	741	76.94
A	518	86,131,399.09	5.74	354	40.46	8.503	572	79.17
B	1,302	183,856,241.84	12.26	355	44.22	9.152	540	75.37
C	865	115,413,710.21	7.69	355	43.48	9.132	528	69.91
D	147	16,906,554.70	1.13	356	42.87	9.590	519	57.08
Total:	**8,574**	**$1,500,000,497.38**	**100.00**	**353**	**41.34**	**7.646**	**618**	**78.89**

Property Type

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
SF Detached	7,052	$1,228,437,082.99	81.90	352	41.26	7.652	616	79.42
2-4 Fam Detached	439	110,345,909.38	7.36	354	43.11	7.534	637	73.95
PUD Detached	288	57,658,083.58	3.84	352	42.07	7.504	618	81.20
Condo	322	56,085,092.54	3.74	354	39.89	7.491	623	79.59
Manufactured Housing	380	36,355,966.39	2.42	349	39.71	8.078	621	71.38
SF Attached	67	7,342,246.34	0.49	351	41.61	8.660	581	79.29
PUD Attached	26	3,776,116.16	0.25	355	40.37	7.561	639	78.93
Total:	**8,574**	**$1,500,000,497.38**	**100.00**	**353**	**41.34**	**7.646**	**618**	**78.89**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.



DESCRIPTION OF THE TOTAL COLLATERAL

Prepayment Charge Term at Origination

PREPAYMENT CHARGE TERM AT ORIGINATION (months)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
0	3,597	$633,855,197.58	42.26	354	41.61	8.081	606	78.61
12	176	41,054,718.01	2.74	346	42.27	7.023	666	73.07
24	13	4,150,877.46	0.28	325	39.36	8.577	581	81.54
30	32	7,346,299.38	0.49	359	40.69	7.981	601	80.66
36	4,756	813,593,404.95	54.24	352	41.10	7.331	626	79.38
Total:	**8,574**	**$1,500,000,497.38**	**100.00**	**353**	**41.34**	**7.646**	**618**	**78.89**

Conforming Balance

CONFORMING BALANCE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Conforming	7,902	$1,171,906,150.45	78.13	351	41.25	7.796	612	78.52
Non-Conforming	672	328,094,346.93	21.87	357	41.68	7.110	640	80.22
Total:	**8,574**	**$1,500,000,497.38**	**100.00**	**353**	**41.34**	**7.646**	**618**	**78.89**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.



DESCRIPTION OF THE TOTAL COLLATERAL

Maximum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MAXIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
11.500 - 11.999	197	$51,344,849.69	4.21	356	40.34	5.868	680	78.65
12.000 - 12.499	532	130,351,243.12	10.68	356	40.76	6.275	658	81.08
12.500 - 12.999	1,164	262,087,899.92	21.47	355	41.13	6.767	635	81.40
13.000 - 13.499	668	126,819,928.47	10.39	356	41.02	7.243	612	80.97
13.500 - 13.999	1,173	206,317,239.13	16.91	356	42.28	7.755	594	79.80
14.000 - 14.499	559	82,128,035.19	6.73	356	41.74	8.250	572	77.92
14.500 - 14.999	1,027	151,708,563.67	12.43	356	42.67	8.762	566	78.30
15.000 - 15.499	394	55,879,757.43	4.58	356	42.68	9.242	556	78.16
15.500 - 15.999	611	78,066,857.13	6.40	356	43.06	9.764	556	78.52
16.000 - 16.499	221	25,137,876.08	2.06	356	42.62	10.265	550	78.23
16.500 - 16.999	244	30,440,704.62	2.49	356	42.95	10.729	549	77.75
17.000 - 17.499	62	6,811,805.44	0.56	356	43.13	11.254	545	78.19
17.500 - 17.999	64	7,768,219.16	0.64	345	44.10	11.777	537	77.86
18.000 - 18.499	31	3,762,027.12	0.31	356	44.80	12.240	547	79.61
18.500 - 18.999	14	1,824,879.07	0.15	358	48.34	12.640	531	78.41
Total:	**6,961**	**$1,220,449,885.24**	**100.00**	**356**	**41.80**	**7.799**	**603**	**79.78**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.



DESCRIPTION OF THE TOTAL COLLATERAL

Minimum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MINIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
5.500 - 5.999	197	$51,344,849.69	4.21	356	40.34	5.868	680	78.65
6.000 - 6.499	532	130,351,243.12	10.68	356	40.76	6.275	658	81.08
6.500 - 6.999	1,164	262,087,899.92	21.47	355	41.13	6.767	635	81.40
7.000 - 7.499	668	126,819,928.47	10.39	356	41.02	7.243	612	80.97
7.500 - 7.999	1,173	206,317,239.13	16.91	356	42.28	7.755	594	79.80
8.000 - 8.499	559	82,128,035.19	6.73	356	41.74	8.250	572	77.92
8.500 - 8.999	1,027	151,708,563.67	12.43	356	42.67	8.762	566	78.30
9.000 - 9.499	394	55,879,757.43	4.58	356	42.68	9.242	556	78.16
9.500 - 9.999	611	78,066,857.13	6.40	356	43.06	9.764	556	78.52
10.000 - 10.499	221	25,137,876.08	2.06	356	42.62	10.265	550	78.23
10.500 - 10.999	244	30,440,704.62	2.49	356	42.95	10.729	549	77.75
11.000 - 11.499	62	6,811,805.44	0.56	356	43.13	11.254	545	78.19
11.500 - 11.999	64	7,768,219.16	0.64	345	44.10	11.777	537	77.86
12.000 - 12.499	31	3,762,027.12	0.31	356	44.80	12.240	547	79.61
12.500 - 12.999	14	1,824,879.07	0.15	358	48.34	12.640	531	78.41
Total:	**6,961**	**$1,220,449,885.24**	**100.00**	**356**	**41.80**	**7.799**	**603**	**79.78**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.



DESCRIPTION OF THE TOTAL COLLATERAL

Margins of the Adjustable-Rate Loans

RANGE OF MORTGAGE MARGINS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
3.000 - 3.249	3	$542,737.96	0.04	359	34.86	6.916	577	72.51
3.250 - 3.499	2	448,937.82	0.04	359	44.64	8.862	635	86.78
3.500 - 3.749	7	1,592,877.38	0.13	343	37.05	6.583	609	82.73
3.750 - 3.999	17	4,201,388.41	0.34	359	41.60	6.310	611	82.61
4.000 - 4.249	65	16,932,728.41	1.39	352	41.13	6.416	613	78.37
4.250 - 4.499	88	24,141,430.98	1.98	358	40.92	7.012	621	79.28
4.500 - 4.749	34	6,605,725.07	0.54	353	40.31	6.776	702	84.45
4.750 - 4.999	248	49,621,692.65	4.07	357	39.85	6.648	720	84.48
5.000 - 5.249	378	80,371,706.17	6.59	355	41.40	6.760	685	83.66
5.250 - 5.499	489	102,792,082.91	8.42	357	41.76	6.868	662	83.64
5.500 - 5.749	599	131,333,469.47	10.76	356	40.99	7.062	644	83.48
5.750 - 5.999	800	153,500,336.46	12.58	357	41.47	7.381	617	82.17
6.000 - 6.249	1,870	312,265,476.82	25.59	355	41.09	7.859	585	80.49
6.250 - 6.499	493	75,916,509.02	6.22	356	42.10	8.752	560	77.87
6.500 - 6.749	1,123	163,074,626.56	13.36	356	44.28	9.165	537	75.14
6.750 - 6.999	745	97,108,159.15	7.96	356	43.19	9.255	523	68.15
Total:	**6,961**	**$1,220,449,885.24**	**100.00**	**356**	**41.80**	**7.799**	**603**	**79.78**

Next Rate Adjustment Date of the Adjustable-Rate Loans

NEXT RATE ADJUSTMENT DATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
June 2006	3	$433,763.41	0.04	352	39.88	7.278	589	74.11
July 2006	7	1,176,890.18	0.10	340	42.59	6.932	611	79.31
August 2006	40	4,883,081.62	0.40	348	41.46	7.914	597	80.13
September 2006	288	50,692,927.45	4.15	353	42.58	7.626	607	84.15
October 2006	396	69,528,153.11	5.70	354	43.40	8.027	592	81.13
November 2006	642	113,469,273.85	9.30	355	43.45	7.925	589	79.94
December 2006	808	160,774,235.09	13.17	357	41.75	7.691	615	81.75
January 2007	4,774	819,018,860.53	67.11	356	41.40	7.796	603	78.99
February 2007	3	472,700.00	0.04	360	39.77	7.185	666	67.96
Total:	**6,961**	**$1,220,449,885.24**	**100.00**	**356**	**41.80**	**7.799**	**603**	**79.78**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.



DESCRIPTION OF THE TOTAL COLLATERAL

Initial Periodic Rate Cap of the Adjustable-Rate Loans

INITIAL PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2.000	6,961	$1,220,449,885.24	100.00	356	41.80	7.799	603	79.78
Total:	**6,961**	**$1,220,449,885.24**	**100.00**	**356**	**41.80**	**7.799**	**603**	**79.78**

Subsequent Periodic Rate Cap of the Adjustable-Rate Loans

SUBSEQUENT PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
1.000	6,961	$1,220,449,885.24	100.00	356	41.80	7.799	603	79.78
Total:	**6,961**	**$1,220,449,885.24**	**100.00**	**356**	**41.80**	**7.799**	**603**	**79.78**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.


AMERIQUEST
MORTGAGE COMPANY

DESCRIPTION OF THE GROUP I COLLATERAL

Collateral Summary

Statistics given below are for the Mortgage Loans in the pool as of the Cut-off Date. Balances and percentages are based on the Cut-Off Date scheduled balances of such Mortgage Loans (except in the case of Debt-to-Income and FICO, which are determined at origination).

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:	2,994		
Aggregate Current Principal Balance:	$438,924,477.99		
Average Current Principal Balance:	$146,601.36		$18,760.96- $519,529.91
Aggregate Original Principal Balance:	$439,558,895.00		
Average Original Principal Balance:	$146,813.26		$60,000.00 - $520,000.00
Fully Amortizing Mortgage Loans:	100.00%		
1st Lien:	100.00%		
Wtd. Avg. MORTGAGE Rates:	7.783%		5.500% - 12.700%
Wtd. Avg. Original Term to Maturity (months):	353		120 - 360
Wtd. Avg. Remaining Term to Maturity (months):	351		115 – 360
Margin (ARM Loans Only):	5.914%		3.000% - 6.750%
Maximum Mortgage Rate (ARM Loans Only):	13.945%		11.500% - 18.700%
Minimum Mortgage Rate (ARM Loans Only):	7.945%		5.500% - 12.700%
Wtd. Avg. Original LTV:	76.39%		10.81% - 95.00%
Wtd. Avg. Borrower FICO:	610		500 – 812
Geographic Distribution (Top 5):	CA:	14.34%	
	FL:	9.68%	
	NY:	8.68%	
	TX:	6.57%	
	MD:	5.67%	

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

DESCRIPTION OF THE GROUP I COLLATERAL

Collateral Type

COLLATERAL TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2 Yr/6 Mo Libor	2,348	$346,060,021.76	78.84	356	42.42	7.945	593	76.98
Fixed	646	92,864,456.23	21.16	333	40.42	7.178	677	74.18
Total:	**2,994**	**$438,924,477.99**	**100.00**	**351**	**42.00**	**7.783**	**610**	**76.39**

Principal Balances at Origination

RANGE OF PRINCIPAL BALANCES AT ORIGINATION ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF ORIGINATION	% OF PRINCIPAL BALANCE AS OF ORIGINATION	REMAINING TERM TO MATURITY (months)*	DEBT-TO-INCOME (%)*	MORTGAGE RATES (%)*	FICO*	OLTV (%)*
50,000.01 - 100,000.00	1,090	$84,088,453.00	19.13	345	40.71	8.679	587	72.95
100,000.01 - 150,000.00	781	96,752,960.00	22.01	350	41.22	7.959	604	77.71
150,000.01 - 200,000.00	464	80,548,078.00	18.32	352	41.17	7.579	617	77.79
200,000.01 - 250,000.00	276	61,445,876.00	13.98	355	43.33	7.554	613	76.28
250,000.01 - 300,000.00	213	58,467,249.00	13.30	354	43.09	7.211	628	76.08
300,000.01 - 350,000.00	130	41,958,673.00	9.55	355	43.67	7.305	626	77.81
350,000.01 - 400,000.00	20	7,362,857.00	1.68	358	41.97	7.036	632	75.86
400,000.01 - 450,000.00	13	5,476,500.00	1.25	358	45.63	7.857	623	78.97
450,000.01 - 500,000.00	4	1,921,749.00	0.44	358	45.08	6.942	622	73.60
500,000.01 - 550,000.00	3	1,536,500.00	0.35	359	46.65	6.517	670	79.05
Total:	**2,994**	**$439,558,895.00**	**100.00**	**351**	**41.99**	**7.782**	**611**	**76.38**

*Based on the original balances of the Mortgage Loans.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

DESCRIPTION OF THE GROUP I COLLATERAL

Principal Balances as of the Cut-Off Date

RANGE OF PRINCIPAL BALANCES AS OF THE CUT-OFF DATE ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
0.01 - 50,000.00	2	$46,361.25	0.01	355	41.57	8.770	605	40.00
50,000.01 - 100,000.00	1,088	83,861,468.81	19.11	345	40.71	8.679	587	73.00
100,000.01 - 150,000.00	782	96,785,657.44	22.05	350	41.21	7.957	604	77.71
150,000.01 - 200,000.00	465	80,688,728.91	18.38	352	41.22	7.593	616	77.73
200,000.01 - 250,000.00	276	61,466,090.42	14.00	354	43.30	7.523	614	76.14
250,000.01 - 300,000.00	212	58,193,678.36	13.26	355	43.09	7.220	627	76.36
300,000.01 - 350,000.00	129	41,606,285.30	9.48	355	43.66	7.312	625	77.75
350,000.01 - 400,000.00	20	7,352,086.82	1.68	358	41.97	7.036	632	75.86
400,000.01 - 450,000.00	13	5,470,032.54	1.25	358	45.63	7.857	623	78.97
450,000.01 - 500,000.00	4	1,918,972.74	0.44	358	45.08	6.942	622	73.60
500,000.01 - 550,000.00	3	1,535,115.40	0.35	359	46.65	6.517	670	79.05
Total:	**2,994**	**$438,924,477.99**	**100.00**	**351**	**42.00**	**7.783**	**610**	**76.39**

Remaining Term to Maturity

RANGE OF MONTHS REMAINING	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
61 - 120	10	$856,006.87	0.20	118	32.68	8.123	637	59.87
121 - 180	82	8,718,912.22	1.99	178	39.33	7.421	652	68.26
181 - 240	83	10,433,849.76	2.38	238	41.19	7.315	660	76.23
241 - 300	18	2,793,521.65	0.64	297	37.88	7.020	681	72.02
301 - 360	2,801	416,122,187.49	94.80	359	42.12	7.806	608	76.63
Total:	**2,994**	**$438,924,477.99**	**100.00**	**351**	**42.00**	**7.783**	**610**	**76.39**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.



DESCRIPTION OF THE GROUP I COLLATERAL

Mortgage Rate

RANGE OF CURRENT MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
5.500 - 5.999	126	$26,261,836.91	5.98	347	39.25	5.829	707	70.82
6.000 - 6.499	281	55,631,561.37	12.67	348	40.92	6.262	676	77.46
6.500 - 6.999	467	82,569,417.32	18.81	351	41.51	6.759	647	78.21
7.000 - 7.499	301	44,272,851.69	10.09	351	41.32	7.259	625	77.92
7.500 - 7.999	482	70,680,907.27	16.10	351	41.83	7.765	597	77.26
8.000 - 8.499	217	27,824,905.62	6.34	354	41.51	8.240	572	76.04
8.500 - 8.999	394	50,912,747.74	11.60	354	43.49	8.755	562	75.05
9.000 - 9.499	168	20,500,921.80	4.67	351	44.06	9.247	549	75.76
9.500 - 9.999	279	30,422,548.55	6.93	354	43.74	9.759	545	74.52
10.000 - 10.499	101	10,201,375.98	2.32	352	42.96	10.264	544	74.86
10.500 - 10.999	93	10,502,805.69	2.39	355	43.54	10.700	543	73.26
11.000 - 11.499	30	3,053,066.63	0.70	350	43.56	11.241	534	75.11
11.500 - 11.999	33	3,372,643.57	0.77	354	45.71	11.769	538	77.20
12.000 - 12.499	15	1,698,162.22	0.39	359	44.67	12.203	543	79.06
12.500 - 12.999	7	1,018,725.63	0.23	359	50.34	12.628	533	76.23
Total:	**2,994**	**$438,924,477.99**	**100.00**	**351**	**42.00**	**7.783**	**610**	**76.39**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

DESCRIPTION OF THE GROUP I COLLATERAL

Original Loan-to-Value Ratios

RANGE OF ORIGINAL LOAN-TO-VALUE RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
0.01 - 25.00	28	$2,399,298.18	0.55	337	41.84	7.841	619	19.85
25.01 - 30.00	11	1,509,016.94	0.34	332	37.38	7.182	663	28.30
30.01 - 35.00	30	2,876,323.95	0.66	350	37.86	7.961	596	32.45
35.01 - 40.00	33	3,932,864.48	0.90	324	38.61	7.771	628	38.07
40.01 - 45.00	24	3,537,703.60	0.81	336	40.19	7.460	630	42.36
45.01 - 50.00	55	7,199,823.87	1.64	333	41.68	7.776	591	47.59
50.01 - 55.00	59	8,303,439.61	1.89	345	42.44	7.709	605	53.04
55.01 - 60.00	160	20,894,879.96	4.76	352	41.57	8.297	582	58.54
60.01 - 65.00	127	18,909,978.02	4.31	352	41.08	7.562	601	62.91
65.01 - 70.00	193	28,837,641.23	6.57	351	42.13	7.561	597	68.05
70.01 - 75.00	572	81,320,172.12	18.53	354	42.97	8.321	571	73.83
75.01 - 80.00	620	90,913,845.85	20.71	349	41.32	7.550	617	78.85
80.01 - 85.00	410	62,582,869.39	14.26	353	42.10	7.972	609	83.78
85.01 - 90.00	620	98,460,838.09	22.43	355	42.33	7.475	643	89.26
90.01 - 95.00	52	7,245,782.70	1.65	347	42.20	7.456	708	94.16
Total:	**2,994**	**$438,924,477.99**	**100.00**	**351**	**42.00**	**7.783**	**610**	**76.39**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.



DESCRIPTION OF THE GROUP I COLLATERAL

FICO Score at Origination

RANGE OF FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
500 - 519	288	$35,106,949.48	8.00	356	44.31	9.296	508	68.35
520 - 539	384	52,277,459.90	11.91	356	44.87	9.201	528	72.62
540 - 559	379	52,392,812.66	11.94	356	42.62	8.490	551	75.32
560 - 579	286	39,838,793.96	9.08	355	41.69	8.137	569	75.44
580 - 599	203	26,211,290.71	5.97	351	41.11	8.134	589	76.43
600 - 619	268	37,283,654.38	8.49	354	40.66	7.580	609	77.76
620 - 639	240	37,094,472.98	8.45	352	41.11	7.377	629	78.46
640 - 659	241	38,453,957.68	8.76	347	41.34	7.022	649	81.54
660 - 679	229	38,517,543.73	8.78	348	41.92	6.798	670	80.75
680 - 699	172	28,829,760.70	6.57	346	41.20	6.808	690	79.66
700 - 719	104	17,746,608.60	4.04	341	40.33	6.665	709	80.49
720 - 739	92	16,388,654.10	3.73	341	39.56	6.480	729	77.38
740 - 759	54	9,657,525.62	2.20	351	41.24	6.310	749	71.70
760 - 779	28	4,833,760.72	1.10	348	42.95	6.396	768	74.32
780 - 799	24	4,036,474.56	0.92	324	37.68	6.005	786	65.45
800 - 819	2	254,758.21	0.06	359	22.17	5.902	807	52.10
Total:	**2,994**	**$438,924,477.99**	**100.00**	**351**	**42.00**	**7.783**	**610**	**76.39**

Debt-to-Income Ratio

RANGE OF DEBT-TO-INCOME RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
0.00 - 25.00	189	$23,949,214.95	5.46	350	23.06	7.537	623	73.63
25.01 - 30.00	209	27,481,532.40	6.26	341	27.96	7.611	616	75.13
30.01 - 35.00	366	48,939,477.21	11.15	350	32.90	7.694	615	75.78
35.01 - 40.00	444	63,169,336.76	14.39	350	38.09	7.665	620	76.20
40.01 - 45.00	552	83,796,473.62	19.09	352	43.30	7.607	617	77.31
45.01 - 50.00	937	149,968,391.79	34.17	353	48.35	7.648	618	77.68
50.01 - 55.00	297	41,620,051.26	9.48	353	53.28	9.157	540	73.31
Total:	**2,994**	**$438,924,477.99**	**100.00**	**351**	**42.00**	**7.783**	**610**	**76.39**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

DESCRIPTION OF THE GROUP I COLLATERAL

Geographic Distribution

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
California	298	$62,956,406.84	14.34	351	42.57	7.197	623	69.05
Florida	314	42,485,017.96	9.68	350	41.88	7.755	603	77.39
New York	174	38,112,337.82	8.68	355	43.94	7.869	609	70.81
Texas	293	28,818,332.46	6.57	338	41.36	8.414	594	77.23
Maryland	151	24,897,625.77	5.67	356	41.25	7.812	598	78.22
New Jersey	118	21,901,384.68	4.99	357	42.91	8.322	590	73.84
Massachusetts	89	18,925,689.80	4.31	353	41.95	6.759	625	72.28
Illinois	124	17,372,188.54	3.96	353	42.47	8.582	603	77.83
Wisconsin	105	14,406,645.92	3.28	355	43.76	8.114	606	80.53
Pennsylvania	120	14,255,921.58	3.25	340	41.75	7.633	613	79.31
Michigan	114	14,104,105.22	3.21	357	42.67	7.844	611	79.70
Georgia	111	13,731,196.88	3.13	350	41.34	9.099	582	79.28
Minnesota	64	10,842,337.23	2.47	357	40.47	7.397	637	81.56
Arizona	68	9,063,687.68	2.06	351	40.10	7.412	627	81.99
Ohio	78	8,909,447.50	2.03	351	40.34	7.815	612	79.04
Washington	48	7,764,853.66	1.77	356	40.04	7.017	647	78.40
Connecticut	45	6,797,328.90	1.55	346	42.73	7.585	625	76.86
Missouri	59	6,441,263.51	1.47	351	42.21	7.620	610	81.67
Alabama	61	6,369,123.17	1.45	324	39.37	7.953	633	83.73
Indiana	57	6,296,273.23	1.43	345	40.00	7.637	638	83.81
Tennessee	56	5,990,364.84	1.36	348	43.22	7.896	609	81.89
North Carolina	42	5,659,759.84	1.29	357	41.92	8.972	573	80.51
Rhode Island	30	5,433,646.74	1.24	356	43.17	7.383	604	77.59
Colorado	29	4,951,017.99	1.13	356	43.38	7.197	651	84.60
New Hampshire	29	4,652,699.84	1.06	356	36.89	7.156	633	74.45
Nevada	22	4,023,710.04	0.92	359	44.08	7.091	603	76.04
Louisiana	37	3,724,687.26	0.85	350	39.28	8.451	583	78.45
Mississippi	36	3,595,487.30	0.82	352	40.21	8.548	580	79.77
Maine	25	3,147,657.37	0.72	353	42.64	7.593	592	71.00
Kansas	22	2,544,294.52	0.58	359	42.05	8.114	636	86.10
Utah	15	2,495,307.70	0.57	359	41.09	6.928	648	86.70
Nebraska	24	2,184,996.42	0.50	359	43.82	8.427	608	84.93
Oklahoma	23	2,176,434.46	0.50	359	42.91	8.008	584	81.25
Hawaii	8	2,152,231.47	0.49	353	37.84	7.013	633	71.75
Iowa	20	2,123,879.19	0.48	359	40.43	8.200	594	81.93
Oregon	11	1,769,430.59	0.40	343	40.59	7.069	641	78.95
Arkansas	20	1,692,073.35	0.39	359	37.69	8.847	586	77.54
South Carolina	17	1,677,415.05	0.38	346	44.59	8.287	590	74.20
Kentucky	14	1,487,509.66	0.34	350	40.51	7.997	641	85.92
Delaware	8	1,021,096.79	0.23	343	39.16	7.839	648	83.09
Alaska	3	507,867.49	0.12	359	40.92	8.264	585	76.32
Idaho	3	480,049.71	0.11	359	46.53	7.370	609	90.14
Wyoming	3	394,284.18	0.09	359	31.43	7.461	700	70.16
Vermont	3	349,126.28	0.08	359	37.08	8.467	620	75.17
North Dakota	3	238,281.56	0.05	298	47.92	8.851	567	78.66
Total:	**2,994**	**$438,924,477.99**	**100.00**	**351**	**42.00**	**7.783**	**610**	**76.39**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.



DESCRIPTION OF THE GROUP I COLLATERAL

Occupancy Status

OCCUPANCY STATUS*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Owner Occupied	2,827	$416,516,751.80	94.89	352	42.07	7.787	608	76.44
Non-Owner Occupied	130	17,495,355.93	3.99	345	39.91	7.517	660	74.49
Second Home	37	4,912,370.26	1.12	351	42.99	8.309	637	78.62
Total:	**2,994**	**$438,924,477.99**	**100.00**	**351**	**42.00**	**7.783**	**610**	**76.39**

*Based on mortgagor representation at origination.

Documentation Type

INCOME DOCUMENTATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Full Doc	2,238	$325,968,108.28	74.27	351	41.87	7.590	613	76.79
Limited Doc	383	56,321,992.40	12.83	352	42.82	8.129	595	77.74
Stated Doc	373	56,634,377.31	12.90	354	41.89	8.546	609	72.76
Total:	**2,994**	**$438,924,477.99**	**100.00**	**351**	**42.00**	**7.783**	**610**	**76.39**

Loan Purpose

PURPOSE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Refinance-Debt Consolidation Cash Out**	2,776	$406,985,196.30	92.72	351	41.97	7.801	609	76.23
Refinance-Debt Consolidation No Cash Out***	210	30,686,444.34	6.99	351	42.43	7.574	631	78.30
Purchase	8	1,252,837.35	0.29	322	40.76	6.755	710	80.99
Total:	**2,994**	**$438,924,477.99**	**100.00**	**351**	**42.00**	**7.783**	**610**	**76.39**

** Cash proceeds to the borrower inclusive of debt consolidation payments exceed 2% or $2,000 of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.
*** Cash proceeds to the borrower inclusive of debt consolidation payments do not exceed 2% or $2,000 of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.



DESCRIPTION OF THE GROUP I COLLATERAL

Credit Grade

RISK CATEGORY	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2A	514	$72,625,799.16	16.55	354	41.21	7.872	576	77.87
3A	227	32,542,785.91	7.41	354	40.81	7.449	612	78.12
4A	215	34,079,849.66	7.76	353	41.36	7.291	632	79.00
5A	224	35,887,248.97	8.18	346	41.42	6.965	649	81.71
6A	224	37,581,820.81	8.56	348	41.95	6.798	669	80.96
7A	220	36,220,632.30	8.25	345	41.01	6.789	693	80.68
8A	247	43,480,284.67	9.91	342	40.11	6.388	740	74.67
A	172	23,483,954.76	5.35	356	40.73	8.347	570	76.33
B	467	61,655,752.92	14.05	355	44.71	9.133	539	73.46
C	404	52,029,720.29	11.85	355	44.07	9.141	528	69.94
D	80	9,336,628.54	2.13	358	43.23	9.583	521	57.16
Total:	**2,994**	**$438,924,477.99**	**100.00**	**351**	**42.00**	**7.783**	**610**	**76.39**

Property Type

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
SF Detached	2,521	$356,997,782.43	81.33	351	41.88	7.820	608	76.90
2-4 Fam Detached	185	40,495,620.37	9.23	354	43.55	7.555	633	70.09
Condo	131	19,262,564.06	4.39	348	40.50	7.437	624	77.34
PUD Detached	117	17,943,594.91	4.09	355	42.69	7.787	602	79.53
SF Attached	33	3,399,121.24	0.77	345	41.98	8.634	574	75.35
PUD Attached	7	825,794.98	0.19	358	35.35	7.025	674	79.37
Total:	**2,994**	**$438,924,477.99**	**100.00**	**351**	**42.00**	**7.783**	**610**	**76.39**

Prepayment Charge Term at Origination

PREPAYMENT CHARGE TERM AT ORIGINATION (months)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
0	1,337	$196,681,009.87	44.81	353	42.44	8.215	596	76.01
12	65	12,720,312.82	2.90	346	43.39	7.033	657	71.50
24	2	215,398.72	0.05	196	33.14	8.167	608	58.01
30	10	2,041,915.89	0.47	359	41.47	8.106	600	81.95
36	1,580	227,265,840.69	51.78	350	41.55	7.447	620	76.96
Total:	**2,994**	**$438,924,477.99**	**100.00**	**351**	**42.00**	**7.783**	**610**	**76.39**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.



DESCRIPTION OF THE GROUP I COLLATERAL

Conforming Balance

CONFORMING BALANCE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Conforming	2,994	$438,924,477.99	100.00	351	42.00	7.783	610	76.39
Total:	**2,994**	**$438,924,477.99**	**100.00**	**351**	**42.00**	**7.783**	**610**	**76.39**

Maximum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MAXIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
11.500 - 11.999	60	$12,068,855.36	3.49	356	41.52	5.879	671	75.46
12.000 - 12.499	175	35,347,252.66	10.21	354	41.22	6.278	656	79.88
12.500 - 12.999	359	65,527,971.60	18.94	356	41.69	6.776	634	78.48
13.000 - 13.499	222	32,988,930.81	9.53	356	41.20	7.259	608	78.39
13.500 - 13.999	383	58,294,104.96	16.85	356	42.28	7.761	585	76.83
14.000 - 14.499	185	24,489,628.68	7.08	356	42.03	8.237	564	75.53
14.500 - 14.999	349	46,504,962.46	13.44	357	43.69	8.755	557	74.89
15.000 - 15.499	142	17,898,738.34	5.17	358	44.17	9.244	544	76.00
15.500 - 15.999	244	27,339,159.95	7.90	357	43.73	9.763	543	75.44
16.000 - 16.499	78	8,219,515.14	2.38	357	42.34	10.272	541	76.63
16.500 - 16.999	79	9,298,529.66	2.69	356	43.23	10.700	543	74.43
17.000 - 17.499	22	2,461,790.36	0.71	353	44.00	11.259	534	75.83
17.500 - 17.999	29	3,013,913.08	0.87	359	45.94	11.766	534	76.75
18.000 - 18.499	14	1,587,943.07	0.46	359	44.09	12.210	546	79.35
18.500 - 18.999	7	1,018,725.63	0.29	359	50.34	12.628	533	76.23
Total:	**2,348**	**$346,060,021.76**	**100.00**	**356**	**42.42**	**7.945**	**593**	**76.98**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

DESCRIPTION OF THE GROUP I COLLATERAL

Minimum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MINIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
5.500 - 5.999	60	$12,068,855.36	3.49	356	41.52	5.879	671	75.46
6.000 - 6.499	175	35,347,252.66	10.21	354	41.22	6.278	656	79.88
6.500 - 6.999	359	65,527,971.60	18.94	356	41.69	6.776	634	78.48
7.000 - 7.499	222	32,988,930.81	9.53	356	41.20	7.259	608	78.39
7.500 - 7.999	383	58,294,104.96	16.85	356	42.28	7.761	585	76.83
8.000 - 8.499	185	24,489,628.68	7.08	356	42.03	8.237	564	75.53
8.500 - 8.999	349	46,504,962.46	13.44	357	43.69	8.755	557	74.89
9.000 - 9.499	142	17,898,738.34	5.17	358	44.17	9.244	544	76.00
9.500 - 9.999	244	27,339,159.95	7.90	357	43.73	9.763	543	75.44
10.000 - 10.499	78	8,219,515.14	2.38	357	42.34	10.272	541	76.63
10.500 - 10.999	79	9,298,529.66	2.69	356	43.23	10.700	543	74.43
11.000 - 11.499	22	2,461,790.36	0.71	353	44.00	11.259	534	75.83
11.500 - 11.999	29	3,013,913.08	0.87	359	45.94	11.766	534	76.75
12.000 - 12.499	14	1,587,943.07	0.46	359	44.09	12.210	546	79.35
12.500 - 12.999	7	1,018,725.63	0.29	359	50.34	12.628	533	76.23
Total:	**2,348**	**$346,060,021.76**	**100.00**	**356**	**42.42**	**7.945**	**593**	**76.98**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.



DESCRIPTION OF THE GROUP I COLLATERAL

Margins of the Adjustable-Rate Loans

RANGE OF MORTGAGE MARGINS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
3.000 - 3.249	2	$463,089.06	0.13	359	36.90	6.600	559	69.50
3.500 - 3.749	2	318,460.10	0.09	359	42.39	6.663	638	75.85
3.750 - 3.999	4	817,148.59	0.24	359	40.29	6.094	600	83.39
4.000 - 4.249	24	5,237,132.02	1.51	359	40.28	6.424	601	76.65
4.250 - 4.499	29	6,176,903.20	1.78	357	44.19	7.197	618	74.86
4.500 - 4.749	11	2,257,466.31	0.65	359	36.98	6.658	696	85.91
4.750 - 4.999	80	14,567,534.56	4.21	357	41.50	6.625	719	82.02
5.000 - 5.249	122	19,265,258.40	5.57	350	41.40	6.808	685	82.35
5.250 - 5.499	141	23,858,005.23	6.89	356	42.56	6.925	663	83.17
5.500 - 5.749	166	29,027,678.03	8.39	354	41.88	6.879	644	81.95
5.750 - 5.999	218	33,258,609.12	9.61	356	41.31	7.426	616	79.28
6.000 - 6.249	609	86,967,574.71	25.13	356	41.34	7.841	583	78.13
6.250 - 6.499	162	21,167,234.06	6.12	356	41.57	8.596	558	74.67
6.500 - 6.749	422	58,683,177.60	16.96	357	45.08	9.093	536	73.51
6.750 - 6.999	356	43,994,750.77	12.71	358	43.66	9.300	522	67.91
Total:	**2,348**	**$346,060,021.76**	**100.00**	**356**	**42.42**	**7.945**	**593**	**76.98**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fennie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.



DESCRIPTION OF THE GROUP I COLLATERAL

Next Rate Adjustment Date of the Adjustable-Rate Loans

NEXT RATE ADJUSTMENT DATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
June 2006	1	$223,491.16	0.06	352	49.00	6.990	542	66.18
August 2006	11	1,230,180.26	0.36	354	39.79	8.318	581	67.47
September 2006	38	5,879,708.60	1.70	350	42.19	7.486	587	72.54
October 2006	96	14,114,633.89	4.08	356	44.50	8.298	565	72.18
November 2006	150	22,929,874.73	6.63	356	43.79	8.325	566	72.15
December 2006	147	21,399,220.93	6.18	358	42.87	8.023	589	74.29
January 2007	1,904	280,005,412.19	80.91	356	42.18	7.900	597	77.97
February 2007	1	277,500.00	0.08	360	44.00	6.350	742	75.00
Total:	**2,348**	**$346,060,021.76**	**100.00**	**356**	**42.42**	**7.945**	**593**	**76.98**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

Initial Periodic Rate Cap of the Adjustable-Rate Loans								
INITIAL PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2.000	2,348	$346,060,021.76	100.00	356	42.42	7.945	593	76.98
Total:	**2,348**	**$346,060,021.76**	**100.00**	**356**	**42.42**	**7.945**	**593**	**76.98**

Subsequent Periodic Rate Cap of the Adjustable-Rate Loans								
SUBSEQUENT PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
1.000	2,348	$346,060,021.76	100.00	356	42.42	7.945	593	76.98
Total:	**2,348**	**$346,060,021.76**	**100.00**	**356**	**42.42**	**7.945**	**593**	**76.98**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

DESCRIPTION OF THE GROUP II COLLATERAL

Collateral Summary

Statistics given below are for the Mortgage Loans in the pool as of the Cut-off Date. Balances and percentages are based on the Cut-Off Date scheduled balances of such Mortgage Loans (except in the case of Debt-to-Income and FICO, which are determined at origination).

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:	3,203		
Aggregate Current Principal Balance:	$498,805,978.46		
Average Current Principal Balance:	$155,730.87		$58,593.89 - $574,551.44
Aggregate Original Principal Balance:	$499,551,643.00		
Average Original Principal Balance:	$155,963.67		$60,000.00 - $575,000.00
Fully Amortizing Mortgage Loans:	100.00%		
1st Lien:	100.00%		
Wtd. Avg. MORTGAGE Rates:	7.637%		5.500% - 12.950%
Wtd. Avg. Original Term to Maturity (months):	353		120 - 360
Wtd. Avg. Remaining Term to Maturity (months):	351		115 – 360
Margin (ARM Loans Only):	5.854%		3.400% - 6.750%
Maximum Mortgage Rate (ARM Loans Only):	13.775%		11.500% - 18.950%
Minimum Mortgage Rate (ARM Loans Only):	7.775%		5.500% - 12.950%
Wtd. Avg. Original LTV:	78.39%		14.95% - 95.00%
Wtd. Avg. Borrower FICO:	615		500 – 809
Geographic Distribution (Top 5):	CA:	13.21%	
	FL:	10.78%	
	NY:	8.10%	
	TX:	5.69%	
	MD:	5.13%	

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

DESCRIPTION OF THE GROUP II COLLATERAL

Collateral Type

COLLATERAL TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2 Yr/6 Mo Libor	2,547	$399,024,291.59	80.00	355	42.41	7.775	600	79.22
Fixed	656	99,781,686.87	20.00	335	40.90	7.084	677	75.06
Total:	**3,203**	**$498,805,978.46**	**100.00**	**351**	**42.11**	**7.637**	**615**	**78.39**

Principal Balances at Origination

RANGE OF PRINCIPAL BALANCES AT ORIGINATION ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF ORIGINATION	% OF PRINCIPAL BALANCE AS OF ORIGINATION	REMAINING TERM TO MATURITY (months)*	DEBT-TO-INCOME (%)*	MORTGAGE RATES (%)*	FICO*	OLTV (%)*
50,000.01 - 100,000.00	1,001	$77,627,612.00	15.54	344	40.64	8.537	592	74.54
100,000.01 - 150,000.00	862	106,290,002.00	21.28	349	41.56	7.875	606	78.54
150,000.01 - 200,000.00	494	86,026,270.00	17.22	351	42.13	7.520	613	78.75
200,000.01 - 250,000.00	359	79,987,320.00	16.01	353	42.78	7.346	623	78.91
250,000.01 - 300,000.00	256	70,464,279.00	14.11	355	42.83	7.227	628	79.23
300,000.01 - 350,000.00	170	55,007,485.00	11.01	354	42.15	7.123	630	80.42
350,000.01 - 400,000.00	39	14,241,905.00	2.85	355	45.59	7.425	637	80.93
400,000.01 - 450,000.00	13	5,489,020.00	1.10	359	44.33	7.518	627	82.21
450,000.01 - 500,000.00	6	2,805,750.00	0.56	358	43.81	7.851	633	77.39
500,000.01 - 550,000.00	2	1,037,000.00	0.21	359	33.97	5.951	682	61.61
550,000.01 - 600,000.00	1	575,000.00	0.12	359	49.00	7.250	680	79.31
Total:	**3,203**	**$499,551,643.00**	**100.00**	**351**	**42.10**	**7.636**	**615**	**78.39**

*Based on the original balances of the Mortgage Loans.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.



DESCRIPTION OF THE GROUP II COLLATERAL

Principal Balances as of the Cut-Off Date

RANGE OF PRINCIPAL BALANCES AS OF THE CUT-OFF DATE ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
50,000.01 - 100,000.00	1,001	$77,523,924.90	15.54	344	40.64	8.538	592	74.54
100,000.01 - 150,000.00	863	106,285,197.77	21.31	349	41.56	7.873	606	78.56
150,000.01 - 200,000.00	493	85,732,171.07	17.19	351	42.13	7.524	613	78.73
200,000.01 - 250,000.00	360	80,118,388.61	16.06	353	42.76	7.343	623	78.94
250,000.01 - 300,000.00	255	70,109,782.82	14.06	355	42.86	7.230	628	79.20
300,000.01 - 350,000.00	172	55,616,826.81	11.15	354	42.20	7.126	630	80.54
350,000.01 - 400,000.00	37	13,524,250.91	2.71	355	45.54	7.429	635	80.47
400,000.01 - 450,000.00	13	5,483,594.58	1.10	359	44.33	7.518	627	82.21
450,000.01 - 500,000.00	6	2,801,874.70	0.56	358	43.81	7.852	633	77.39
500,000.01 - 550,000.00	2	1,035,414.85	0.21	359	33.97	5.951	682	61.60
550,000.01 - 600,000.00	1	574,551.44	0.12	359	49.00	7.250	680	79.31
Total:	**3,203**	**$498,805,978.46**	**100.00**	**351**	**42.11**	**7.637**	**615**	**78.39**

Remaining Term to Maturity

RANGE OF MONTHS REMAINING	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
061 - 120	14	$1,490,317.56	0.30	118	41.79	7.228	684	65.29
121 - 180	83	9,673,849.74	1.94	178	39.92	7.416	642	73.07
181 - 240	93	12,190,483.07	2.44	238	40.02	7.339	643	73.91
241 - 300	13	1,523,433.35	0.31	298	39.01	7.093	682	65.37
301 - 360	3,000	473,927,894.74	95.01	358	42.21	7.652	613	78.69
Total:	**3,203**	**$498,805,978.46**	**100.00**	**351**	**42.11**	**7.637**	**615**	**78.39**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.



DESCRIPTION OF THE GROUP II COLLATERAL

Mortgage Rate

RANGE OF CURRENT MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
5.500 - 5.999	175	$38,218,187.81	7.66	344	40.17	5.844	707	74.31
6.000 - 6.499	316	64,312,566.80	12.89	351	41.66	6.264	677	80.03
6.500 - 6.999	620	110,162,658.75	22.09	349	40.89	6.761	642	80.74
7.000 - 7.499	364	57,952,701.36	11.62	351	40.64	7.253	619	81.58
7.500 - 7.999	451	66,872,244.15	13.41	351	43.14	7.758	596	78.22
8.000 - 8.499	243	32,781,383.67	6.57	354	41.80	8.253	572	76.48
8.500 - 8.999	354	47,246,023.79	9.47	354	43.41	8.762	558	75.39
9.000 - 9.499	155	20,241,949.10	4.06	354	43.23	9.233	552	75.29
9.500 - 9.999	256	30,671,336.95	6.15	352	44.91	9.764	555	76.52
10.000 - 10.499	101	11,583,012.84	2.32	355	45.18	10.270	553	76.93
10.500 - 10.999	96	11,032,041.03	2.21	353	44.34	10.737	547	76.02
11.000 - 11.499	28	2,633,999.47	0.53	347	46.40	11.279	536	74.08
11.500 - 11.999	27	3,240,761.72	0.65	350	46.21	11.804	541	76.85
12.000 - 12.499	11	1,253,843.76	0.25	359	48.77	12.246	534	77.14
12.500 - 12.999	6	603,267.26	0.12	358	39.60	12.643	540	80.04
Total:	**3,203**	**$498,805,978.46**	**100.00**	**351**	**42.11**	**7.637**	**615**	**78.39**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

DESCRIPTION OF THE GROUP II COLLATERAL

Original Loan-to-Value Ratios

RANGE OF ORIGINAL LOAN-TO-VALUE RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
0.01 - 25.00	19	$1,961,507.92	0.39	316	38.02	7.148	643	20.59
25.01 - 30.00	10	1,068,116.31	0.21	342	42.81	7.740	625	27.42
30.01 - 35.00	15	1,614,026.23	0.32	334	40.61	7.387	661	32.55
35.01 - 40.00	30	3,380,029.19	0.68	344	38.77	7.724	627	37.97
40.01 - 45.00	34	4,620,062.61	0.93	348	45.60	7.495	611	42.73
45.01 - 50.00	48	6,980,912.38	1.40	339	40.96	7.718	596	47.71
50.01 - 55.00	76	10,568,071.88	2.12	341	38.65	7.372	603	52.71
55.01 - 60.00	138	20,126,386.86	4.03	353	43.40	8.170	580	58.22
60.01 - 65.00	126	17,028,320.95	3.41	336	41.10	7.763	600	63.27
65.01 - 70.00	170	25,179,244.17	5.05	347	42.51	7.753	602	67.90
70.01 - 75.00	528	76,460,800.43	15.33	354	42.98	8.299	573	73.88
75.01 - 80.00	569	87,349,107.45	17.51	349	42.38	7.419	620	78.83
80.01 - 85.00	470	77,735,047.28	15.58	352	42.24	7.807	613	83.97
85.01 - 90.00	918	154,976,200.96	31.07	354	41.67	7.307	638	89.20
90.01 - 95.00	52	9,758,143.84	1.96	355	41.68	7.054	707	93.79
Total:	**3,203**	**$498,805,978.46**	**100.00**	**351**	**42.11**	**7.637**	**615**	**78.39**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.



DESCRIPTION OF THE GROUP II COLLATERAL

FICO Score at Origination

RANGE OF FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
500 - 519	274	$35,043,071.05	7.03	356	45.06	9.144	509	68.06
520 - 539	379	51,076,991.91	10.24	355	44.46	9.197	528	72.83
540 - 559	361	49,878,339.79	10.00	353	43.19	8.471	551	78.46
560 - 579	291	43,841,415.66	8.79	354	42.92	8.039	569	78.50
580 - 599	191	27,746,429.67	5.56	353	41.11	7.932	588	77.09
600 - 619	269	43,681,218.77	8.76	353	41.06	7.614	608	80.55
620 - 639	324	53,994,553.49	10.82	351	41.86	7.296	628	81.51
640 - 659	324	52,991,381.07	10.62	349	42.16	7.049	648	81.32
660 - 679	273	47,513,556.90	9.53	349	40.32	6.760	668	81.93
680 - 699	188	33,292,256.55	6.67	349	40.60	6.677	688	81.47
700 - 719	112	20,249,083.63	4.06	343	41.85	6.459	710	80.68
720 - 739	105	19,733,966.89	3.96	342	39.66	6.463	728	80.57
740 - 759	64	11,266,980.39	2.26	343	39.14	6.179	750	73.71
760 - 779	32	5,363,886.15	1.08	341	43.29	6.277	768	73.80
780 - 799	11	2,195,088.12	0.44	359	39.63	6.071	788	66.03
800 - 819	5	937,758.42	0.19	358	32.08	5.907	804	75.84
Total:	**3,203**	**$498,805,978.46**	**100.00**	**351**	**42.11**	**7.637**	**615**	**78.39**

Debt-to-Income Ratio

RANGE OF DEBT-TO-INCOME RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
0.00 - 25.00	196	$27,121,041.37	5.44	348	20.84	7.378	630	79.17
25.01 - 30.00	229	33,328,555.64	6.68	350	28.27	7.417	626	76.29
30.01 - 35.00	342	48,732,426.31	9.77	348	33.11	7.480	622	76.87
35.01 - 40.00	454	69,520,280.18	13.94	350	38.14	7.481	625	77.90
40.01 - 45.00	589	92,228,936.70	18.49	351	43.19	7.564	615	78.75
45.01 - 50.00	1,076	181,183,628.16	36.32	352	48.32	7.515	621	80.27
50.01 - 55.00	317	46,691,110.10	9.36	353	53.37	8.955	553	73.69
Total:	**3,203**	**$498,805,978.46**	**100.00**	**351**	**42.11**	**7.637**	**615**	**78.39**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.



DESCRIPTION OF THE GROUP II COLLATERAL

Geographic Distribution

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
California	309	$65,917,187.41	13.21	352	42.17	7.080	630	72.46
Florida	366	53,754,285.74	10.78	354	41.55	7.482	616	79.83
New York	196	40,391,294.23	8.10	352	43.75	7.881	607	72.79
Texas	275	28,359,064.48	5.69	337	41.87	8.326	593	76.91
Maryland	146	25,585,001.76	5.13	357	42.93	7.581	605	79.46
New Jersey	132	25,203,594.68	5.05	355	44.02	8.155	602	74.86
Massachusetts	106	24,812,963.75	4.97	353	41.49	6.824	633	78.06
Illinois	129	19,178,714.25	3.84	352	44.61	8.509	598	79.85
Georgia	126	16,685,913.39	3.35	352	42.55	8.679	597	82.54
Washington	82	16,406,557.42	3.29	349	43.18	7.058	637	81.11
Michigan	135	15,787,509.92	3.17	354	40.83	7.687	611	82.29
Pennsylvania	107	15,164,804.87	3.04	345	40.11	7.446	622	81.40
Wisconsin	93	12,669,073.28	2.54	350	41.83	8.115	598	80.51
Minnesota	69	11,902,573.24	2.39	356	39.31	7.158	640	80.77
Ohio	94	10,753,227.26	2.16	354	40.43	7.588	610	81.35
Colorado	47	8,902,539.09	1.78	358	43.52	7.236	641	83.59
Rhode Island	43	8,581,700.07	1.72	350	43.82	7.336	618	76.46
Arizona	60	8,564,170.83	1.72	355	43.40	7.244	634	83.03
Indiana	65	7,726,799.76	1.55	337	40.23	7.433	627	83.28
Connecticut	38	6,875,855.69	1.38	358	43.40	7.221	626	78.65
Missouri	54	6,834,787.12	1.37	342	39.66	7.530	622	82.98
Tennessee	62	6,487,395.91	1.30	340	41.43	7.986	603	83.98
New Hampshire	31	6,015,513.79	1.21	351	40.69	7.369	624	78.55
Alabama	51	5,526,455.12	1.11	332	39.36	8.016	635	81.89
Hawaii	18	5,412,110.55	1.09	354	42.53	6.621	643	75.15
Nevada	27	5,316,500.07	1.07	358	43.16	7.405	606	79.86
Louisiana	39	4,252,098.03	0.85	356	43.72	8.904	568	79.03
Maine	32	4,239,552.60	0.85	358	38.82	7.598	623	79.23
North Carolina	37	4,122,874.18	0.83	348	42.84	8.924	582	83.13
Oklahoma	36	3,497,388.31	0.70	352	43.67	8.539	573	81.58
Oregon	21	3,335,897.81	0.67	358	40.91	6.789	672	82.98
Utah	21	3,085,460.36	0.62	359	43.08	7.515	618	88.71
Mississippi	25	2,656,822.64	0.53	338	38.27	8.271	586	81.21
Kansas	18	1,949,341.42	0.39	352	40.09	8.381	603	86.39
Iowa	18	1,861,611.16	0.37	345	42.87	8.112	614	82.61
Arkansas	16	1,814,281.57	0.36	345	36.81	7.830	589	80.21
South Carolina	16	1,751,359.20	0.35	359	36.20	9.211	568	79.83
Kentucky	12	1,352,180.67	0.27	315	41.56	7.426	622	80.89
Delaware	12	1,252,156.55	0.25	355	39.83	7.726	620	75.30
Alaska	5	1,126,250.05	0.23	334	43.25	8.528	618	78.16
Nebraska	10	863,716.16	0.17	349	39.83	8.382	592	84.83
Wyoming	4	641,181.93	0.13	358	28.14	9.395	578	71.95
Montana	5	592,678.70	0.12	358	39.96	7.410	609	82.25
South Dakota	6	560,763.49	0.11	359	33.39	8.410	597	74.67
Vermont	3	428,470.39	0.09	359	40.51	7.072	655	83.15
North Dakota	3	361,487.10	0.07	315	43.17	7.488	609	84.76
Idaho	3	244,812.46	0.05	329	41.09	8.601	530	78.34
Total:	**3,203**	**$498,805,978.46**	**100.00**	**351**	**42.11**	**7.637**	**615**	**78.39**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.



DESCRIPTION OF THE GROUP II COLLATERAL

Occupancy Status

OCCUPANCY STATUS*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Owner Occupied	3,012	$470,783,373.26	94.38	351	42.23	7.632	613	78.38
Non-Owner Occupied	159	23,579,726.56	4.73	354	39.28	7.710	651	77.98
Second Home	32	4,442,878.64	0.89	358	43.83	7.762	652	80.82
Total:	**3,203**	**$498,805,978.46**	**100.00**	**351**	**42.11**	**7.637**	**615**	**78.39**

*Based on mortgagor representation at origination.

Documentation Type

INCOME DOCUMENTATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Full Doc	2,425	$376,963,339.53	75.57	351	41.92	7.481	617	78.78
Limited Doc	415	65,933,519.36	13.22	352	43.17	7.862	604	79.97
Stated Doc	363	55,909,119.57	11.21	350	42.08	8.418	615	73.84
Total:	**3,203**	**$498,805,978.46**	**100.00**	**351**	**42.11**	**7.637**	**615**	**78.39**

Loan Purpose

PURPOSE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Refinance-Debt Consolidation Cash Out**	2,987	$465,942,877.69	93.41	351	42.10	7.653	614	78.34
Refinance-Debt Consolidation No Cash Out***	212	32,189,240.34	6.45	348	42.12	7.405	637	79.07
Purchase	4	673,860.43	0.14	357	47.40	7.805	632	79.11
Total:	**3,203**	**$498,805,978.46**	**100.00**	**351**	**42.11**	**7.637**	**615**	**78.39**

** Cash proceeds to the borrower inclusive of debt consolidation payments exceed 2% or $2,000 of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.
*** Cash proceeds to the borrower inclusive of debt consolidation payments do not exceed 2% or $2,000 of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.



DESCRIPTION OF THE GROUP II COLLATERAL

Credit Grade

RISK CATEGORY	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2A	514	$79,126,893.31	15.86	353	41.93	7.691	576	80.46
3A	235	37,902,351.33	7.60	351	40.66	7.443	611	81.13
4A	299	49,670,724.13	9.96	351	41.67	7.249	631	81.62
5A	295	48,217,518.98	9.67	350	42.35	6.959	648	81.79
6A	260	44,914,984.05	9.00	349	40.33	6.737	668	82.30
7A	246	43,252,550.27	8.67	348	41.00	6.610	693	81.08
8A	261	48,323,145.66	9.69	343	40.04	6.326	739	77.94
A	161	24,811,973.02	4.97	353	41.78	8.395	573	77.99
B	488	65,679,494.96	13.17	355	44.86	9.120	541	73.78
C	383	49,861,686.98	10.00	355	44.46	9.100	529	70.22
D	61	7,044,655.77	1.41	355	44.36	9.630	517	57.82
Total:	**3,203**	**$498,805,978.46**	**100.00**	**351**	**42.11**	**7.637**	**615**	**78.39**

Property Type

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
SF Detached	2,748	$411,465,286.10	82.49	351	41.95	7.665	612	78.73
2-4 Fam Detached	183	44,408,424.58	8.90	352	43.37	7.436	641	73.91
Condo	128	21,360,416.90	4.28	356	41.42	7.541	622	79.06
PUD Detached	105	16,448,399.95	3.30	345	43.58	7.541	622	80.67
SF Attached	20	2,496,691.36	0.50	358	44.43	8.320	599	80.92
PUD Attached	16	2,231,259.54	0.45	352	39.40	7.464	624	76.49
Manufactured Housing	3	395,500.03	0.08	358	40.37	7.144	630	87.30
Total:	**3,203**	**$498,805,978.46**	**100.00**	**351**	**42.11**	**7.637**	**615**	**78.39**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.



DESCRIPTION OF THE GROUP II COLLATERAL

Prepayment Charge Term at Origination

PREPAYMENT CHARGE TERM AT ORIGINATION (months)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
0	1,342	$207,434,863.69	41.59	352	42.71	8.130	600	77.78
12	81	16,195,046.50	3.25	339	43.52	7.081	657	73.26
24	2	217,223.36	0.04	358	47.85	7.489	640	76.20
30	5	1,031,416.89	0.21	359	47.85	8.117	581	86.40
36	1,773	273,927,428.02	54.92	351	41.54	7.294	624	79.12
Total:	**3,203**	**$498,805,978.46**	**100.00**	**351**	**42.11**	**7.637**	**615**	**78.39**

Conforming Balance

CONFORMING BALANCE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Conforming	3,203	$498,805,978.46	100.00	351	42.110	7.637	615	78.39
Total:	**3,203**	**$498,805,978.46**	**100.00**	**351**	**42.110**	**7.637**	**615**	**78.39**

Maximum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MAXIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
11.500 - 11.999	85	$17,754,558.27	4.45	354	40.56	5.879	681	79.97
12.000 - 12.499	214	43,793,111.81	10.98	355	42.22	6.269	661	81.56
12.500 - 12.999	492	90,294,886.17	22.63	353	41.12	6.761	631	81.69
13.000 - 13.499	291	47,487,075.76	11.90	355	40.26	7.248	610	82.35
13.500 - 13.999	360	55,082,831.98	13.80	355	43.61	7.762	584	77.76
14.000 - 14.499	209	28,971,199.82	7.26	358	42.54	8.253	564	76.52
14.500 - 14.999	324	44,599,108.47	11.18	356	43.46	8.759	555	75.72
15.000 - 15.499	140	18,620,877.01	4.67	356	43.52	9.228	550	75.60
15.500 - 15.999	208	25,970,709.99	6.51	355	44.51	9.763	552	77.43
16.000 - 16.499	87	10,402,567.38	2.61	357	44.71	10.266	555	77.27
16.500 - 16.999	75	9,218,633.10	2.31	356	44.46	10.735	547	77.13
17.000 - 17.499	23	2,191,519.25	0.55	359	45.48	11.268	535	75.04
17.500 - 17.999	23	2,939,320.50	0.74	359	45.45	11.821	541	76.82
18.000 - 18.499	11	1,253,843.76	0.31	359	48.77	12.246	534	77.14
18.500 - 18.999	5	444,048.32	0.11	359	43.41	12.676	528	76.47
Total:	**2,547**	**$399,024,291.59**	**100.00**	**355**	**42.41**	**7.775**	**600**	**79.22**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.



DESCRIPTION OF THE GROUP II COLLATERAL

Minimum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MINIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
5.500 - 5.999	85	$17,754,558.27	4.45	354	40.56	5.879	681	79.97
6.000 - 6.499	214	43,793,111.81	10.98	355	42.22	6.269	661	81.56
6.500 - 6.999	492	90,294,886.17	22.63	353	41.12	6.761	631	81.69
7.000 - 7.499	291	47,487,075.76	11.90	355	40.26	7.248	610	82.35
7.500 - 7.999	360	55,082,831.98	13.80	355	43.61	7.762	584	77.76
8.000 - 8.499	209	28,971,199.82	7.26	358	42.54	8.253	564	76.52
8.500 - 8.999	324	44,599,108.47	11.18	356	43.46	8.759	555	75.72
9.000 - 9.499	140	18,620,877.01	4.67	356	43.52	9.228	550	75.60
9.500 - 9.999	208	25,970,709.99	6.51	355	44.51	9.763	552	77.43
10.000 - 10.499	87	10,402,567.38	2.61	357	44.71	10.266	555	77.27
10.500 - 10.999	75	9,218,633.10	2.31	356	44.46	10.735	547	77.13
11.000 - 11.499	23	2,191,519.25	0.55	359	45.48	11.268	535	75.04
11.500 - 11.999	23	2,939,320.50	0.74	359	45.45	11.821	541	76.82
12.000 - 12.499	11	1,253,843.76	0.31	359	48.77	12.246	534	77.14
12.500 - 12.999	5	444,048.32	0.11	359	43.41	12.676	528	76.47
Total:	**2,547**	**$399,024,291.59**	**100.00**	**355**	**42.41**	**7.775**	**600**	**79.22**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.



DESCRIPTION OF THE GROUP II COLLATERAL

Margins of the Adjustable-Rate Loans

RANGE OF MORTGAGE MARGINS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
3.250 - 3.499	1	$288,869.39	0.07	359	45.00	9.900	613	85.00
3.500 - 3.749	3	780,358.18	0.20	326	31.71	6.557	607	87.47
3.750 - 3.999	6	952,450.81	0.24	358	44.30	6.583	617	80.08
4.000 - 4.249	31	7,507,471.98	1.88	352	42.62	6.403	624	80.59
4.250 - 4.499	25	5,301,323.17	1.33	359	39.34	7.681	616	76.83
4.500 - 4.749	15	2,647,142.02	0.66	350	41.60	6.569	701	82.24
4.750 - 4.999	91	15,987,770.22	4.01	356	40.09	6.540	720	86.02
5.000 - 5.249	147	26,062,999.34	6.53	355	41.00	6.715	682	83.78
5.250 - 5.499	192	33,097,691.51	8.29	357	40.26	6.821	661	83.38
5.500 - 5.749	226	39,304,148.68	9.85	355	42.79	6.970	642	82.95
5.750 - 5.999	308	52,036,826.69	13.04	356	42.28	7.259	618	82.16
6.000 - 6.249	600	91,399,305.63	22.91	352	41.71	7.709	583	80.80
6.250 - 6.499	161	24,269,739.40	6.08	355	42.91	8.663	558	76.50
6.500 - 6.749	417	57,019,214.21	14.29	356	44.80	9.153	537	73.73
6.750 - 6.999	324	42,368,980.36	10.62	357	44.16	9.164	525	68.71
Total:	**2,547**	**$399,024,291.59**	**100.00**	**355**	**42.41**	**7.775**	**600**	**79.22**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. *NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES.* The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.



DESCRIPTION OF THE GROUP II COLLATERAL

Next Rate Adjustment Date of the Adjustable-Rate Loans

NEXT RATE ADJUSTMENT DATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
June 2006	1	$130,634.91	0.03	352	37.00	6.750	649	86.84
July 2006	3	435,128.92	0.11	353	37.47	7.842	571	74.05
August 2006	14	1,566,473.04	0.39	347	39.64	7.227	620	81.98
September 2006	103	16,662,819.20	4.18	353	42.12	6.925	631	84.02
October 2006	154	26,308,521.40	6.59	353	43.55	7.569	604	80.43
November 2006	226	37,114,993.77	9.30	352	44.15	7.456	599	79.30
December 2006	154	25,745,383.20	6.45	357	40.28	7.564	605	79.03
January 2007	1,890	290,865,137.15	72.89	356	42.32	7.905	597	78.84
February 2007	2	195,200.00	0.05	360	33.75	8.373	558	57.96
Total:	**2,547**	**$399,024,291.59**	**100.00**	**355**	**42.41**	**7.775**	**600**	**79.22**

Initial Periodic Rate Cap of the Adjustable-Rate Loans

INITIAL PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2.000	2,547	$399,024,291.59	100.00	355	42.41	7.775	600	79.22
Total:	**2,547**	**$399,024,291.59**	**100.00**	**355**	**42.41**	**7.775**	**600**	**79.22**

Subsequent Periodic Rate Cap of the Adjustable-Rate Loans

SUBSEQUENT PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
1.000	2,547	$399,024,291.59	100.00	355	42.41	7.775	600	79.22
Total:	**2,547**	**$399,024,291.59**	**100.00**	**355**	**42.41**	**7.775**	**600**	**79.22**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.


AMERIQUEST
MORTGAGE COMPANY

DESCRIPTION OF THE GROUP III COLLATERAL

Collateral Summary

Statistics given below are for the Mortgage Loans in the pool as of the Cut-off Date. Balances and percentages are based on the Cut-Off Date scheduled balances of such Mortgage Loans (except in the case of Debt-to-Income and FICO, which are determined at origination).

	Summary Statistics	Range (if applicable)
Number of Mortgage Loans:	2,377	
Aggregate Current Principal Balance:	$ 562,270,040.93	
Average Current Principal Balance:	$ 236,546.08	$ 56,040.88- $ 979,172.62
Aggregate Original Principal Balance:	$ 563,117,167.00	
Average Original Principal Balance:	$ 236,902.47	$60,000.00 - $980,000.00
Fully Amortizing Mortgage Loans:	100.00%	
1st Lien:	100.00%	
Wtd. Avg. MORTGAGE Rates:	7.548%	5.500% - 12.750%
Wtd. Avg. Original Term to Maturity (months):	357	120 - 360
Wtd. Avg. Remaining Term to Maturity (months):	355	115 – 360
Margin (ARM Loans Only):	5.724%	3.140% - 6.750%
Maximum Mortgage Rate (ARM Loans Only):	13.714%	11.500% - 18.750%
Minimum Mortgage Rate (ARM Loans Only):	7.714%	5.500% - 12.750%
Wtd. Avg. Original LTV:	81.30%	8.42% - 95.00%
Wtd. Avg. Borrower FICO:	627	500 – 811
Geographic Distribution (Top 5):	CA: 25.93%	
	NY: 10.55%	
	FL: 8.31%	
	MA: 5.52%	
	MD: 3.86%	

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.



DESCRIPTION OF THE GROUP III COLLATERAL

Collateral Type

COLLATERAL TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2 Yr/6 Mo Libor	2,066	$475,365,571.89	84.54	356	40.83	7.714	613	82.28
Fixed	311	86,904,469.04	15.46	347	36.43	6.641	700	75.94
Total:	**2,377**	**$562,270,040.93**	**100.00**	**355**	**40.15**	**7.548**	**627**	**81.30**

Principal Balances at Origination

RANGE OF PRINCIPAL BALANCES AT ORIGINATION ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF ORIGINATION	% OF PRINCIPAL BALANCE AS OF ORIGINATION	REMAINING TERM TO MATURITY (months)*	DEBT-TO-INCOME (%)*	MORTGAGE RATES (%)*	FICO*	OLTV (%)*
50,000.01 - 100,000.00	684	$52,528,565.00	9.33	344	35.62	8.674	599	77.79
100,000.01 - 150,000.00	476	58,000,268.00	10.30	353	38.96	8.364	602	82.80
150,000.01 - 200,000.00	245	42,041,983.00	7.47	353	39.51	7.999	605	84.30
200,000.01 - 250,000.00	124	27,401,009.00	4.87	356	37.17	7.923	613	84.99
250,000.01 - 300,000.00	89	24,301,698.00	4.32	356	36.43	7.723	625	83.99
300,000.01 - 350,000.00	60	19,455,411.00	3.45	358	40.33	7.887	616	86.38
350,000.01 - 400,000.00	185	69,983,286.00	12.43	357	42.73	7.283	625	81.81
400,000.01 - 450,000.00	153	65,028,528.00	11.55	357	43.27	7.154	631	81.98
450,000.01 - 500,000.00	115	55,059,322.00	9.78	355	41.77	7.198	633	81.35
500,000.01 - 550,000.00	65	34,300,680.00	6.09	357	42.97	6.903	653	81.23
550,000.01 - 600,000.00	90	52,222,732.00	9.27	356	39.36	7.045	653	80.53
600,000.01 - 650,000.00	26	16,399,300.00	2.91	358	42.28	7.068	658	78.74
650,000.01 - 700,000.00	35	23,722,849.00	4.21	358	39.54	7.112	650	74.56
700,000.01 - 750,000.00	26	19,192,536.00	3.41	359	37.65	6.884	647	75.48
750,000.01 – 1,000,000.00	4	3,479,000.00	0.62	358	41.12	6.479	687	76.12
Total:	**2,377**	**$563,117,167.00**	**100.00**	**355**	**40.15**	**7.548**	**627**	**81.30**

*Based on the original balances of the Mortgage Loans.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.



DESCRIPTION OF THE GROUP III COLLATERAL

Principal Balances as of the Cut-Off Date

RANGE OF PRINCIPAL BALANCES AS OF THE CUT-OFF DATE ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
50,000.01 - 100,000.00	687	$52,731,825.31	9.38	344	35.59	8.667	599	77.73
100,000.01 - 150,000.00	474	57,754,250.80	10.27	353	39.02	8.370	601	82.89
150,000.01 - 200,000.00	244	41,817,358.23	7.44	354	39.49	7.998	605	84.30
200,000.01 - 250,000.00	124	27,361,354.88	4.87	356	37.17	7.923	613	84.99
250,000.01 - 300,000.00	89	24,263,842.90	4.32	356	36.43	7.723	625	83.99
300,000.01 - 350,000.00	60	19,425,607.09	3.45	358	40.33	7.888	616	86.38
350,000.01 - 400,000.00	188	71,083,463.88	12.64	357	42.78	7.269	625	81.91
400,000.01 - 450,000.00	150	63,723,793.51	11.33	357	43.22	7.168	631	81.86
450,000.01 - 500,000.00	115	54,978,908.12	9.78	355	41.77	7.198	633	81.34
500,000.01 - 550,000.00	65	34,258,086.36	6.09	357	42.97	6.904	653	81.23
550,000.01 - 600,000.00	90	52,158,398.41	9.28	356	39.36	7.045	653	80.53
600,000.01 - 650,000.00	27	17,026,518.62	3.03	358	42.77	7.056	659	78.97
650,000.01 - 700,000.00	34	23,043,720.76	4.10	358	39.11	7.122	650	74.26
700,000.01 - 750,000.00	26	19,169,417.90	3.41	359	37.65	6.884	647	75.48
750,000.01 – 1,000,000.00	4	3,473,494.16	0.62	358	41.12	6.480	687	76.12
Total:	**2,377**	**$562,270,040.93**	**100.00**	**355**	**40.15**	**7.548**	**627**	**81.30**

Remaining Term to Maturity

RANGE OF MONTHS REMAINING	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
61 - 120	3	$191,127.17	0.03	118	26.77	8.703	614	73.21
121 - 180	40	4,651,331.17	0.83	178	28.83	8.342	607	77.00
181 - 240	57	7,279,682.61	1.29	238	35.20	7.419	655	79.79
241 - 300	5	1,379,857.47	0.25	298	41.28	6.900	687	75.32
301 - 360	2,272	548,768,042.51	97.60	358	40.32	7.545	626	81.38
Total:	**2,377**	**$562,270,040.93**	**100.00**	**355**	**40.15**	**7.548**	**627**	**81.30**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.



DESCRIPTION OF THE GROUP III COLLATERAL

Mortgage Rate

RANGE OF CURRENT MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
5.500 - 5.999	108	$44,694,322.57	7.95	356	38.27	5.821	710	75.69
6.000 - 6.499	203	75,442,122.98	13.42	355	37.69	6.263	674	79.01
6.500 - 6.999	372	123,687,496.08	22.00	355	40.84	6.754	647	82.72
7.000 - 7.499	185	55,100,948.48	9.80	356	41.04	7.239	627	80.92
7.500 - 7.999	470	99,328,313.67	17.67	355	41.07	7.742	609	82.62
8.000 - 8.499	179	30,902,410.73	5.50	353	39.97	8.249	591	81.11
8.500 - 8.999	377	62,499,811.90	11.12	355	40.92	8.770	583	82.63
9.000 - 9.499	115	19,670,635.49	3.50	354	40.19	9.253	572	82.53
9.500 - 9.999	175	26,399,051.48	4.70	355	40.05	9.762	575	82.74
10.000 - 10.499	59	6,835,603.60	1.22	354	38.89	10.252	553	81.10
10.500 - 10.999	94	12,267,131.22	2.18	354	41.32	10.748	556	80.65
11.000 - 11.499	17	2,158,495.83	0.38	358	39.76	11.234	566	84.08
11.500 - 11.999	15	2,001,351.49	0.36	303	38.64	11.738	541	80.49
12.000 - 12.499	6	920,240.29	0.16	347	40.61	12.284	567	83.42
12.500 - 12.999	2	362,105.12	0.06	358	48.78	12.628	526	86.95
Total:	**2,377**	**$562,270,040.93**	**100.00**	**355**	**40.15**	**7.548**	**627**	**81.30**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.



DESCRIPTION OF THE GROUP III COLLATERAL

Original Loan-to-Value Ratios

RANGE OF ORIGINAL LOAN-TO-VALUE RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
0.01 - 25.00	7	$535,865.06	0.10	359	14.57	7.031	682	14.22
25.01 - 30.00	3	703,315.21	0.13	359	31.50	6.192	694	28.64
30.01 - 35.00	5	1,252,170.23	0.22	349	35.59	6.195	687	32.87
35.01 - 40.00	7	1,475,422.64	0.26	358	29.10	6.468	709	36.84
40.01 - 45.00	6	1,339,316.49	0.24	358	42.91	8.838	551	41.88
45.01 - 50.00	18	4,245,054.43	0.75	353	33.87	7.133	627	47.39
50.01 - 55.00	35	8,888,101.43	1.58	356	32.23	7.257	631	53.25
55.01 - 60.00	45	10,825,480.26	1.93	350	33.65	7.535	614	58.76
60.01 - 65.00	123	24,124,420.63	4.29	355	38.32	7.617	616	63.26
65.01 - 70.00	107	21,056,652.93	3.74	351	36.09	7.285	624	68.33
70.01 - 75.00	214	45,433,989.75	8.08	353	37.87	7.468	616	73.79
75.01 - 80.00	257	76,784,723.66	13.66	354	39.89	7.101	646	78.59
80.01 - 85.00	639	147,131,944.02	26.17	356	41.62	7.859	610	84.04
85.01 - 90.00	896	216,115,601.09	38.44	356	41.30	7.562	634	89.23
90.01 - 95.00	15	2,357,983.10	0.42	351	37.96	7.786	703	94.47
Total:	**2,377**	**$562,270,040.93**	**100.00**	**355**	**40.15**	**7.548**	**627**	**81.30**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.



DESCRIPTION OF THE GROUP III COLLATERAL

FICO Score at Origination

RANGE OF FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
500 - 519	53	$9,061,196.72	1.61	358	38.99	9.172	510	66.65
520 - 539	206	35,520,539.80	6.32	352	42.28	9.280	529	78.55
540 - 559	301	56,161,850.96	9.99	354	40.87	8.436	552	81.55
560 - 579	285	55,451,156.15	9.86	356	41.36	8.226	569	81.41
580 - 599	215	40,411,551.48	7.19	353	39.78	8.284	589	82.78
600 - 619	225	46,995,240.73	8.36	356	39.86	7.615	610	81.49
620 - 639	295	75,859,708.25	13.49	357	39.89	7.410	629	83.33
640 - 659	241	73,349,168.04	13.05	356	39.28	7.171	648	83.68
660 - 679	203	58,987,809.97	10.49	356	41.61	6.768	669	81.18
680 - 699	135	40,614,631.49	7.22	354	39.55	6.832	688	80.86
700 - 719	85	26,068,944.37	4.64	354	39.93	6.507	709	82.23
720 - 739	52	16,178,925.70	2.88	350	36.16	6.459	727	79.53
740 - 759	43	14,767,322.07	2.63	348	38.76	6.207	749	76.42
760 - 779	22	7,323,479.32	1.30	356	38.34	6.024	769	75.90
780 - 799	13	4,462,040.52	0.79	359	36.55	6.211	792	75.66
800 - 819	3	1,056,475.36	0.19	359	39.60	6.147	809	62.65
Total:	**2,377**	**$562,270,040.93**	**100.00**	**355**	**40.15**	**7.548**	**627**	**81.30**

Debt-to-Income Ratio

RANGE OF DEBT-TO-INCOME RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
0.00 - 25.00	409	$72,407,818.89	12.88	348	16.27	7.477	629	75.95
25.01 - 30.00	140	33,586,459.09	5.97	353	28.28	7.365	650	81.39
30.01 - 35.00	217	50,389,808.77	8.96	355	33.10	7.574	624	81.13
35.01 - 40.00	266	60,991,311.94	10.85	357	38.23	7.504	628	82.50
40.01 - 45.00	394	97,925,966.40	17.42	356	43.13	7.536	627	81.92
45.01 - 50.00	746	188,478,236.17	33.52	356	48.36	7.547	629	82.67
50.01 - 55.00	205	58,490,439.67	10.40	356	53.18	7.793	606	81.33
Total:	**2,377**	**$562,270,040.93**	**100.00**	**355**	**40.15**	**7.548**	**627**	**81.30**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.



DESCRIPTION OF THE GROUP III COLLATERAL

Geographic Distribution

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
California	366	$145,802,545.34	25.93	357	41.22	6.858	654	80.33
New York	153	59,342,024.62	10.55	357	41.45	7.761	627	79.79
Florida	248	46,750,831.51	8.31	353	39.11	7.733	614	80.65
Massachusetts	86	31,045,259.29	5.52	355	39.41	6.891	629	80.62
Maryland	80	21,709,498.96	3.86	353	40.26	7.621	617	82.37
New Jersey	59	20,950,128.30	3.73	358	42.67	8.032	615	80.70
Georgia	125	19,199,199.10	3.41	350	40.08	8.613	602	84.30
Washington	81	18,106,964.52	3.22	358	40.55	7.382	630	82.33
Ohio	133	16,352,526.61	2.91	356	40.08	8.267	586	85.75
Illinois	72	15,601,139.04	2.77	354	42.09	8.333	618	84.44
Michigan	96	15,488,444.69	2.75	355	42.06	7.848	602	82.75
Minnesota	53	12,864,447.33	2.29	358	42.42	7.531	643	83.05
Pennsylvania	54	11,636,070.73	2.07	354	39.41	7.407	618	79.80
North Carolina	70	9,346,218.51	1.66	354	37.34	8.691	599	78.99
Texas	50	8,605,906.83	1.53	348	31.20	7.629	619	77.21
Colorado	28	8,296,199.17	1.48	358	40.34	7.539	638	80.45
Arizona	53	8,253,183.14	1.47	354	39.39	7.782	607	81.30
Wisconsin	44	8,175,473.93	1.45	356	40.23	8.397	609	83.69
Connecticut	22	7,724,164.43	1.37	358	41.57	7.154	628	81.09
Nevada	26	7,607,728.21	1.35	351	43.78	7.530	614	80.28
Indiana	45	7,289,478.32	1.30	346	36.31	7.766	604	83.76
Alabama	54	6,369,163.53	1.13	336	33.79	8.261	607	83.38
New Hampshire	25	5,593,939.04	0.99	350	36.66	7.857	627	83.85
Tennessee	51	4,907,051.28	0.87	344	39.27	8.641	595	82.25
Missouri	39	4,799,421.64	0.85	353	39.40	7.914	600	83.57
Oregon	17	4,205,671.21	0.75	358	35.82	6.957	660	83.28
Hawaii	11	3,709,368.20	0.66	358	34.70	6.710	668	80.47
Maine	19	3,034,436.71	0.54	357	41.28	8.222	586	82.61
Rhode Island	10	2,943,813.35	0.52	358	32.82	7.504	631	80.62
Louisiana	23	2,880,783.78	0.51	346	38.71	8.283	590	81.74
Oklahoma	19	2,866,993.83	0.51	346	37.39	7.732	651	87.77
Mississippi	32	2,844,139.03	0.51	358	41.01	8.535	593	86.51
Utah	12	2,738,748.70	0.49	359	36.27	7.026	614	78.35
South Carolina	18	2,585,873.14	0.46	345	34.79	8.562	600	82.55
Kansas	23	2,336,840.06	0.42	353	36.18	8.652	580	82.30
Arkansas	16	2,000,344.70	0.36	348	40.95	8.929	608	79.49
Iowa	11	1,295,090.76	0.23	340	33.77	8.732	602	87.05
Nebraska	9	965,102.02	0.17	357	40.32	8.598	618	87.79
Wyoming	8	907,800.53	0.16	359	32.00	7.956	643	71.00
Montana	3	904,288.56	0.16	359	36.85	6.830	646	85.28
Alaska	6	817,591.55	0.15	358	37.08	7.881	604	85.43
Kentucky	8	786,901.91	0.14	327	38.04	7.460	608	75.24
South Dakota	5	778,420.67	0.14	358	25.62	8.412	598	82.27
Delaware	4	777,222.25	0.14	358	46.42	7.660	614	80.72
Vermont	5	657,719.78	0.12	359	29.29	8.030	612	77.24
Idaho	3	274,354.90	0.05	309	33.92	7.437	628	77.96
North Dakota	2	141,527.22	0.03	358	48.00	8.821	562	87.17
Total:	**2,377**	**$562,270,040.93**	**100.00**	**355**	**40.15**	**7.548**	**627**	**81.30**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.



Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2005-R1

DESCRIPTION OF THE GROUP III COLLATERAL

Occupancy Status

OCCUPATION STATUS*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Owner Occupied	2,233	$532,852,998.96	94.77	355	40.36	7.522	626	81.21
Non-Owner Occupied	91	15,814,672.12	2.81	357	32.86	8.133	647	83.47
Second Home	53	13,602,369.85	2.42	358	40.37	7.907	630	82.25
Total:	**2,377**	**$562,270,040.93**	**100.00**	**355**	**40.15**	**7.548**	**627**	**81.30**

*Based on mortgagor representation at origination.

Documentation Type

INCOME DOCUMENTATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Full Doc	1,742	$408,957,202.50	72.73	355	40.24	7.408	628	81.49
Limited Doc	410	94,497,434.74	16.81	355	38.60	7.715	616	81.40
Stated Doc	225	58,815,403.69	10.46	356	42.04	8.259	634	79.82
Total:	**2,377**	**$562,270,040.93**	**100.00**	**355**	**40.15**	**7.548**	**627**	**81.30**

Loan Purpose

PURPOSE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Refinance-Debt Consolidation Cash Out**	2,204	$527,970,237.46	93.90	355	40.24	7.547	626	81.26
Refinance-Debt Consolidation No Cash Out***	160	29,946,830.05	5.33	355	39.32	7.553	631	81.18
Purchase	13	4,352,973.42	0.77	358	35.21	7.680	639	87.16
Total:	**2,377**	**$562,270,040.93**	**100.00**	**355**	**40.15**	**7.548**	**627**	**81.30**

** Cash proceeds to the borrower inclusive of debt consolidation payments exceed 2% or $2,000 of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.
*** Cash proceeds to the borrower inclusive of debt consolidation payments do not exceed 2% or $2,000 of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the *Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and* sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

DESCRIPTION OF THE GROUP III COLLATERAL

Credit Grade

RISK CATEGORY	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2A	562	$112,608,610.05	20.03	355	40.95	7.920	581	82.36
3A	193	42,670,320.69	7.59	356	40.12	7.573	614	81.71
4A	249	64,941,338.74	11.55	357	39.71	7.342	631	84.21
5A	221	69,491,920.60	12.36	356	39.24	7.121	649	83.69
6A	192	56,212,935.89	10.00	356	41.39	6.723	669	81.07
7A	171	51,874,875.31	9.23	353	39.28	6.693	692	81.36
8A	173	56,066,001.05	9.97	352	38.32	6.319	742	77.85
A	185	37,835,471.31	6.73	353	39.43	8.672	573	81.69
B	347	56,520,993.96	10.05	355	42.93	9.210	541	79.31
C	78	13,522,302.94	2.40	350	37.58	9.219	524	68.64
D	6	525,270.39	0.09	331	16.64	9.183	517	45.80
Total:	**2,377**	**$562,270,040.93**	**100.00**	**355**	**40.15**	**7.548**	**627**	**81.30**

Property Type

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
SF Detached	1,783	$459,974,014.46	81.81	355	40.17	7.509	627	81.99
Manufactured Housing	377	35,960,466.36	6.40	349	39.70	8.089	621	71.20
2-4 Fam Detached	71	25,441,864.43	4.52	357	41.94	7.674	637	80.17
PUD Detached	66	23,266,088.72	4.14	355	40.53	7.260	628	82.86
Condo	63	15,462,111.58	2.75	358	37.02	7.488	623	83.14
SF Attached	14	1,446,433.74	0.26	350	35.86	9.305	565	85.76
PUD Attached	3	719,061.64	0.13	359	49.12	8.479	642	85.98
Total:	**2,377**	**$562,270,040.93**	**100.00**	**355**	**40.15**	**7.548**	**627**	**81.30**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.



DESCRIPTION OF THE GROUP III COLLATERAL

Prepayment Charge Term at Origination

PREPAYMENT CHARGE TERM AT ORIGINATION (months)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
0	918	$229,739,324.02	40.86	356	39.91	7.923	619	81.58
12	30	12,139,358.69	2.16	356	39.44	6.936	687	74.46
24	9	3,718,255.38	0.66	331	39.22	8.664	576	83.21
30	17	4,272,966.60	0.76	359	38.59	7.889	606	78.65
36	1,403	312,400,136.24	55.56	354	40.39	7.278	631	81.38
Total:	**2,377**	**$562,270,040.93**	**100.00**	**355**	**40.15**	**7.548**	**627**	**81.30**

Conforming Balance

CONFORMING BALANCE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Conforming	1,705	$234,175,694.00	41.65	352	38.010	8.162	608	82.81
Non-Conforming	672	328,094,346.93	58.35	357	41.680	7.110	640	80.22
Total:	**2,377**	**$562,270,040.93**	**100.00**	**355**	**40.150**	**7.548**	**627**	**81.30**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the *Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and* sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

DESCRIPTION OF THE GROUP III COLLATERAL

Maximum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MAXIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
11.500 - 11.999	52	$21,521,436.06	4.53	358	39.50	5.852	683	79.35
12.000 - 12.499	143	51,210,878.65	10.77	357	39.20	6.278	656	81.50
12.500 - 12.999	313	106,265,042.15	22.35	357	40.80	6.767	639	82.96
13.000 - 13.499	155	46,343,921.90	9.75	358	41.67	7.226	618	81.40
13.500 - 13.999	430	92,940,302.19	19.55	357	41.50	7.747	605	82.88
14.000 - 14.499	165	28,667,206.69	6.03	354	40.67	8.257	586	81.38
14.500 - 14.999	354	60,604,492.74	12.75	356	41.32	8.771	581	82.81
15.000 - 15.499	112	19,360,142.08	4.07	355	40.49	9.254	573	82.62
15.500 - 15.999	159	24,756,987.19	5.21	356	40.80	9.766	574	83.07
16.000 - 16.499	56	6,515,793.56	1.37	354	39.62	10.254	554	81.78
16.500 - 16.999	90	11,923,541.86	2.51	355	41.57	10.748	555	80.81
17.000 - 17.499	17	2,158,495.83	0.45	358	39.76	11.234	566	84.08
17.500 - 17.999	12	1,814,985.58	0.38	301	38.84	11.722	536	81.40
18.000 - 18.499	6	920,240.29	0.19	347	40.61	12.284	567	83.42
18.500 - 18.999	2	362,105.12	0.08	358	48.78	12.628	526	86.95
Total:	**2,066**	**$475,365,571.89**	**100.00**	**356**	**40.83**	**7.714**	**613**	**82.28**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the *Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and* sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.



DESCRIPTION OF THE GROUP III COLLATERAL

Minimum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MINIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
5.500 - 5.999	52	$21,521,436.06	4.53	358	39.50	5.852	683	79.35
6.000 - 6.499	143	51,210,878.65	10.77	357	39.20	6.278	656	81.50
6.500 - 6.999	313	106,265,042.15	22.35	357	40.80	6.767	639	82.96
7.000 - 7.499	155	46,343,921.90	9.75	358	41.67	7.226	618	81.40
7.500 - 7.999	430	92,940,302.19	19.55	357	41.50	7.747	605	82.88
8.000 - 8.499	165	28,667,206.69	6.03	354	40.67	8.257	586	81.38
8.500 - 8.999	354	60,604,492.74	12.75	356	41.32	8.771	581	82.81
9.000 - 9.499	112	19,360,142.08	4.07	355	40.49	9.254	573	82.62
9.500 - 9.999	159	24,756,987.19	5.21	356	40.80	9.766	574	83.07
10.000 - 10.499	56	6,515,793.56	1.37	354	39.62	10.254	554	81.78
10.500 - 10.999	90	11,923,541.86	2.51	355	41.57	10.748	555	80.81
11.000 - 11.499	17	2,158,495.83	0.45	358	39.76	11.234	566	84.08
11.500 - 11.999	12	1,814,985.58	0.38	301	38.84	11.722	536	81.40
12.000 - 12.499	6	920,240.29	0.19	347	40.61	12.284	567	83.42
12.500 - 12.999	2	362,105.12	0.08	358	48.78	12.628	526	86.95
Total:	**2,066**	**$475,365,571.89**	**100.00**	**356**	**40.83**	**7.714**	**613**	**82.28**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.



DESCRIPTION OF THE GROUP III COLLATERAL

Margins of the Adjustable-Rate Loans

RANGE OF MORTGAGE MARGINS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
3.000 - 3.249	1	$79,648.90	0.02	358	23.00	8.750	685	90.00
3.250 - 3.499	1	160,068.43	0.03	359	44.00	6.990	674	90.00
3.500 - 3.749	2	494,059.10	0.10	359	42.04	6.573	594	79.67
3.750 - 3.999	7	2,431,789.01	0.51	359	40.99	6.276	612	83.34
4.000 - 4.249	10	4,188,124.41	0.88	344	39.53	6.428	607	76.57
4.250 - 4.499	34	12,663,204.61	2.66	359	39.98	6.642	625	82.46
4.500 - 4.749	8	1,701,116.74	0.36	350	42.75	7.255	713	85.97
4.750 - 4.999	77	19,066,387.87	4.01	357	38.38	6.756	722	85.07
5.000 - 5.249	109	35,043,448.43	7.37	358	41.69	6.766	686	84.28
5.250 - 5.499	156	45,836,386.17	9.64	357	42.43	6.873	663	84.07
5.500 - 5.749	207	63,001,642.76	13.25	357	39.46	7.204	646	84.52
5.750 - 5.999	274	68,204,900.65	14.35	357	40.94	7.452	618	83.59
6.000 - 6.249	661	133,898,596.48	28.17	356	40.50	7.973	587	81.82
6.250 - 6.499	170	30,479,535.56	6.41	356	41.84	8.932	563	81.19
6.500 - 6.749	284	47,372,234.75	9.97	355	42.65	9.268	539	78.86
6.750 - 6.999	65	10,744,428.02	2.26	348	37.42	9.433	522	66.89
Total:	**2,066**	**$475,365,571.89**	**100.00**	**356**	**40.83**	**7.714**	**613**	**82.28**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.



DESCRIPTION OF THE GROUP III COLLATERAL

Next Rate Adjustment Date of the Adjustable-Rate Loans

NEXT RATE ADJUSTMENT DATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
June 2006	1	$79,637.34	0.02	352	19.00	8.950	624	75.47
July 2006	4	741,761.26	0.16	332	45.60	6.398	635	82.40
August 2006	15	2,086,428.32	0.44	346	43.83	8.190	588	86.21
September 2006	147	28,150,399.65	5.92	353	42.93	8.071	596	86.66
October 2006	146	29,104,997.82	6.12	354	42.73	8.310	594	86.10
November 2006	266	53,424,405.35	11.24	356	42.81	8.079	593	83.74
December 2006	507	113,629,630.96	23.90	356	41.87	7.658	623	83.76
January 2007	980	248,148,311.19	52.20	357	39.44	7.551	618	80.32
Total:	**2,066**	**$475,365,571.89**	**100.00**	**356**	**40.83**	**7.714**	**613**	**82.28**

Initial Periodic Rate Cap of the Adjustable-Rate Loans

INITIAL PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2.000	2,066	$475,365,571.89	100.00	356	40.83	7.714	613	82.28
Total:	**2,066**	**$475,365,571.89**	**100.00**	**356**	**40.83**	**7.714**	**613**	**82.28**

Subsequent Periodic Rate Cap of the Adjustable-Rate Loans

SUBSEQUENT PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
1.000	2,066	$475,365,571.89	100.00	356	40.83	7.714	613	82.28
Total:	**2,066**	**$475,365,571.89**	**100.00**	**356**	**40.83**	**7.714**	**613**	**82.28**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the *Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and* sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

FOR ADDITIONAL INFORMATION PLEASE CALL:

Citigroup Global Markets Inc.

Mortgage Finance	
Randy Appleyard	212-723-6394
Philip Seares	212-723-1145
Perry DeFelice	212-723-1153
Robert Murphy	212-723-1146
Mortgage Trading	
Jim De Mare	212-723-6325
Matthew Cherwin	212-723-6325
Eliot Rubenzahl	212-723-6325

Rating Agency Contacts

Standard & Poor's	
George Kimmel	212-438-1575
Moody's	
Navneet Agarwal	212-553-3674
Fitch	
John Roglieri	212-908-0723
DBRS	
Quincy Tang	212-635-3277

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.